Exhibit 99.2

O.P.C. Energy Ltd.

Consolidated Financial Statements

As December 31, 2017

O.P.C. Energy Ltd.

Consolidated Financial Statements as at December 31, 2017

Somekh Chaikin
KPMG Millennium Tower
17 Ha’arba’a Street, PO Box 609
Tel Aviv 610061, Israel
+972 3 684 8000

Auditors’ Report to the Shareholders of O.P.C.  Energy Ltd.

We have audited the accompanying consolidated statements of financial position of O.P.C. Energy Ltd. (hereinafter – “the Company”), as at December 31, 2017 and 2016, and the consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017. These financial statements are the responsibility of the Company's Board of Directors and its Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors’ Regulations (Auditor’s Mode of Performance) - 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether  the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and by its Management, as well as evaluating the overall financial-statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and 2016, and the consolidated results of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards (IFRS) and the provisions of the Securities Regulations (Annual Financial Statements), 2010.

Somekh Chaikin
Certified Public Accountants (Isr.)

March 27, 2018

O.P.C. Energy Ltd.
Consolidated Statements of Financial Position as at December 31

		2017	2016
	Note	NIS thousands	NIS thousands
Current assets

Cash and cash equivalents	6	508,181	86,159
Short-term deposits and restricted cash	7	752	16,352
Current maturities of long term loan to the Parent Company	10	-	16,577
Trade receivables	8	152,751	133,726
Other receivables and debit balances	9	39,210	19,306
Derivatives		5,099	6,812

Total current assets		705,993	278,932

Non-current assets

Long-term restricted deposits and cash	7	264,564	73,158
Long term loan to the Parent Company	10	-	182,346
Long term deferred expenses and loans granted	11	100,356	81,681
Derivatives		-	4,741
Deferred tax assets	20	751	218
Property, plant and equipment	12	2,184,405	1,955,418
Intangible assets	13	5,689	3,931

Total non-current assets		2,555,765	2,301,493

Total assets		3,261,758	2,580,425

O.P.C. Energy Ltd.
Consolidated Statements of Financial Position as at December 31

		2017	2016
	Note	NIS thousands	NIS thousands
Current liabilities

Current maturities from banks and financial institutions	16, 17	104,978	94,591
Trade payables	14	202,705	123,918
Other payables and credit balances including derivatives	15	36,983	33,898
Loans and capital notes issued to the Parent Company	18	-	132,448

Total current liabilities		344,666	384,855

Non-current liabilities

Loans from banks and financial institutions	16	1,744,739	1,505,950
Bonds	17	293,954	-
Capital notes issued to the Parent Company and related party	18	1,803	10,353
Derivatives		-	2,969
Employee benefits		280	280
Deferred tax liabilities, net	20	191,777	158,307

Total non-current liabilities		2,232,553	1,677,859

Total liabilities		2,577,219	2,062,714

Equity	21
Share capital		1,319	**-
Share premium		361,005	-
Capital reserves		80,279	264,885
Retained earnings		157,697	182,224

Total equity attributable to the shareholders of the Company		600,300	447,109

Non-controlling interests		84,239	70,602

Total equity		684,539	517,711

Total liabilities and equity		3,261,758	2,580,425

Yoav Doppelt	Giora Almogy	Eran Litvak
Chairman of the Board of Directors	CEO	CFO

Date of approval of the financial statements: March 27, 2018
*) Restated to reflect the transfer of Hadera and AGS from the Parent Company to the Company, see Note 5.
**) An amount less than NIS 1 thousand

The accompanying notes are an integral part of these financial statements.

O.P.C. Energy Ltd.

Consolidated Statements of Profit or Loss for the Year Ended December 31

		2017	2016	2015
	Note	NIS thousands	NIS thousands	NIS thousands
Sales	22	1,315,679	1,245,129	1,264,463
Cost of sales (less depreciation and amortization)	22	958,968	963,170	769,517
Depreciation and amortization		112,210	106,223	102,614

Gross profit		244,501	175,736	392,332

General and administrative expenses	22	39,576	28,942	23,446
Other income, net	22	1,252	7,496	14,132

Operating profit		206,177	154,290	383,018

Financing expenses	22	124,751	88,529	118,904
Financing income	22	6,928	22,750	24,465

Financing expenses, net		117,823	65,779	94,439

Profit before taxes on income		88,354	88,511	288,579
Taxes on income	20	31,848	254	75,707

Profit for the year		56,506	88,257	212,872

Attributable to:
Shareholders of the Company		35,473	69,865	172,870
Non-controlling interests		21,033	18,392	40,002

Profit for the year		56,506	88,257	212,872
Earnings per share attributable to the owners of the Company	23

Basic earnings per share (in NIS)		0.32	**0.70	**1.73

Diluted earnings per share (in NIS)		0.31	**0.70	**1.73

*) Restated to reflect the transfer of Hadera and AGS from the Parent Company to the Company, see Note 5.
**) Restated to reflect the benefit component in an issuance of shares to the Parent Company, see Note 21.B.

The accompanying notes are an integral part of these financial statements.

O.P.C. Energy Ltd.

Consolidated Statements of Comprehensive Income for the Year Ended December 31

	2017	2016	2015
	NIS thousands	NIS thousands	NIS thousands
Profit for the year	56,506	88,257	212,872

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss

Effective portion of change in fair value of cash flow hedge	5,894	(13,336)	-

Net change in fair value of cash flow hedging derivatives that was charged to the cost of a hedged item	5,176	1,232	-

Taxes in respect of components of other comprehensive income	(2,642)	2,879	-

Other comprehensive income for the year, net of tax	8,428	(9,225)	-

Total comprehensive income for the year	64,934	79,032	212,872

Attributable to:
Shareholders of the Company	43,901	60,640	172,870
Non-controlling interests	21,033	18,392	40,002

Total comprehensive income for the year	64,934	79,032	212,872

The accompanying notes are an integral part of these financial statements.

O.P.C. Energy Ltd.

Consolidated Statement of Changes in Equity

	Attributable to the shareholders of the Company
	Share capital	Premium	Merger hedge reserve	Hedge reserve	Capital reserve from transactions with the Parent Company	Capital reserve from share based payment	Retained earnings	Total	Non controlling interests	Total equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
	Year ended December 31, 2017

Balance as of January 1, 2017	*-	-	196,084	(9,225)	78,026	-	182,224	447,109	70,602	517,711

Reserve from transactions with the Parent Company, net of taxes	-	-	-	-	(96)	-	-	(96)	-	(96)
Issuance of shares to the Parent Company	1,000	-	-	-	-	-	-	1,000	-	1,000
Issuance of shares (net of issuance expenses)	319	361,005	-	-	-	-	-	361,324	-	361,324
Share-based payment	-	-	-	-	-	548	-	548	-	548
Change in merger capital reserve as part of the transfer of Hadera, Greenday and AGS	-	-	(193,486)	-	-	-	-	(193,486)	(196)	(193,682)
Dividends to the Company's shareholders	-	-	-	-	-	-	(60,000)	(60,000)	-	(60,000)
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	(7,200)	(7,200)
Other comprehensive income, net of taxes	-	-	-	8,428	-	-	-	8,428	-	8,428
Profit for the year	-	-	-	-	-	-	35,473	35,473	21,033	56,506

Balance as of December 31, 2017	1,319	361,005	2,598	(797)	77,930	548	157,697	600,300	84,239	684,539

*) An amount lower than NIS 1 thousand
The accompanying notes are an integral part of these financial statements.

O.P.C. Energy Ltd.

Consolidated Statement of Changes in Equity

	Attributable to the shareholders of the Company
	Share capital	Merger capital reserve **	Hedge reserve	Capital reserve from transactions with the Parent Company	Retained earnings	Total	Non controlling interests	Total equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
	Year ended December 31, 2016

Balance as of January 1, 2016	*	65,848	-	87,914	280,663	434,425	87,528	521,953

Merger capital reserve for the transfer of Hadera and AGS	-	130,236	-	-	-	130,236	156	130,392
Reserve from transactions with the Parent Company, net of taxes	-	-	-	(9,888)	-	(9,888)	-	(9,888)
Dividends to the Company's shareholders	-	-	-	-	(168,304)	(168,304)	-	(168,304)
Dividends to non-controlling interests	-	-	-	-	-	-	(35,474)	(35,474)
Other comprehensive loss, net of taxes	-	-	(9,225)	-	-	(9,225)	-	(9,225)
Profit for the year	-	-	-	-	69,865	69,865	18,392	88,257

Balance as of December 31, 2016	*	196,084	(9,225)	78,026	182,224	447,109	70,602	517,711

Year ended December 31, 2015

Balance as of January 1, 2015	-	1,848	-	88,851	107,793	198,492	47,526	246,018
Profit for the year	-	-	-	-	172,870	172,870	40,002	212,872
Merger capital reserve for the Hadera transfer	-	64,000	-	-	-	64,000	-	64,000
Reserve from transactions with the Parent Company, net of taxes	-	-	-	(937)	-	(937)	-	(937)

Balance as of December 31, 2015	*	65,848	-	87,914	280,663	434,425	87,528	521,953

*) An amount lower than NIS 1 thousand
**) Restated to reflect the transfer of Hadera AGS and Greenday from the Parent Company to the Company, see Note 5.
The accompanying notes are an integral part of these financial statements.

O.P.C. Energy Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31

	2017	*2016	*2015
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities
Profit for the year	56,506	88,257	212,872
Adjustments:
Depreciation and amortization	168,209	129,877	104,824
Financing expenses, net	117,823	65,779	94,439
Taxes on income	31,848	254	75,707
Share based payment transactions	548	-	-
Revaluation of derivatives	6,454	(1,007)	(10,546)
	381,388	283,160	477,296

Changes in trade and other receivables	(27,046)	(19,308)	26,152
Changes in trade and other payables	58,371	(14,658)	(71,271)
Changes in provisions	(2,969)	(154,289)	(117,286)
	28,356	(188,255)	(162,405)

Net cash from operating activities	409,744	94,905	314,891
Cash flows from investing activities
Interest received	205	99	553
Short-term deposits and restricted cash, net	16,352	179,648	(144,956)
Deposit in long term restricted cash	(195,372)	(6,871)	-
Long term prepaid expenses and loans granted	(16,470)	-	-
Purchase of fixed assets	(368,628)	(243,913)	(61,960)
Purchase of intangible assets	(212)	(189)	(460)
Payment in respect of derivatives, net	(5,839)	(2,047)	-

Net cash used in investing activities	(569,964)	(73,273)	(206,823)

Cash flows from financing activities
Interest paid	(76,661)	(93,507)	(76,106)
Prepaid costs in respect of loans taken	(13,068)	(3,438)	-
Capital notes issued to the Parent Company		130,393	-
Dividend paid	(67,200)	(203,379)	-
Receipt (repayment) of short-term loan from the Parent Company and from a related party, net	(58,352)	75,411	(41,000)
Proceeds from issuance of shares (net of issuance expenses)	361,703	-	-
Proceeds from issuance of bonds net of issuance expenses	315,818	-	-
Payment of early repayment fee	(22,950)
Long-term loan received	494,000	-	-
Repayment of long term capital notes issued to the Parent Company and to a related party	(64,068)	(62,106)	(76,551)
Repayment of loans from banks and others	(280,422)	(241,531)	(72,601)

Net cash from (used in) financing activities	588,800	(398,157)	(266,258)

Net increase (decrease) in cash and cash equivalents	428,580	(376,525)	(158,190)
Balance of cash and cash equivalents at beginning of year	86,159	458,447	614,894
Effect of exchange rate fluctuations on cash and cash equivalents	(6,558)	4,237	1,743
Balance of cash and cash equivalents at end of year	508,181	86,159	458,447

*          Restated to reflect the transfer of Hadera and AGS from the Parent Company to the Company, see Note 5.

The accompanying notes are an integral part of these financial statements.

O.P.C. Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 1 - The Reporting Entity

O.P.C. Energy Ltd. (hereinafter – “the Company”) was incorporated in Israel on February 2, 2010. The registered address is 19 Ha’arbaa St., Tel‑Aviv, Israel. As of the reporting date, the Company is controlled by IC Power Asia Development Ltd. (hereinafter – “the Parent Company”).

The Parent Company is the indirectly wholly-owned subsidiary of Kenon Holdings Ltd., which is incorporated in Singapore (hereinafter – “Kenon”) whose shares have a dual listing on the New York Stock Exchange (NYSE) and on the Tel Aviv Stock Exchange Ltd. (TASE). After the reporting date, on February 15 2018, the Parent Company transferred its entire holdings in the Company to Kenon

The Group operates in the Israeli electricity generation sector, including the initiation, development, construction and operation of power plants and the sale and supply of electricity to private customers and to Israel Electric Company Ltd. (hereinafter – "IEC").

In July 2017, the Company's name was changed from IC Power Israel Ltd. to its current name- O.P.C Energy Ltd.

In August 2017, the Company's shares were listed for trade on the stock exchange, thereby becoming a public company, and the bonds (Series A) of the Company were listed for trade on the stock exchange (see also Note 21.B.).

The subsidiary, OPC Rotem Ltd. (hereinafter – "Rotem"), was awarded a bid for construction of a private power plant in the Rotem Plain with a capacity of approx. 466 megawatts according to the generation license. In July 2013, Rotem commenced commercial operation of the power plant.

The subsidiary O.P.C Hadera Ltd. (formerly – Advanced Integrated Energy Ltd.) ("Hadera"), which was transferred to the Company by the Parent Company in May 2017, as detailed in Note 5, is in the process of establishing a cogeneration power plant (a power plant that produces electricity and steam). Hadera has a conditional license for the construction of a power plant near Hadera Paper Mills with an installed capacity of up to 148.5 megawatts.

The activity of the Group is subject to regulation, including, inter alia, the provisions of the Electricity Sector Law, 1996 and the regulations published thereunder, resolutions of the Electricity Authority, the provisions of the Law for the Promotion of Competition and Reduction of Concentration, 2013, and regulation pertaining to business licensing, planning and construction and environmental quality. The Electricity Authority has the power to issue licenses under the Electricity Sector Law (licenses for facilities with a generation capacity in excess of 100 megawatts also require the approval of the Minister of National Infrastructures, Energy and Water (hereinafter - "the Minister of Energy")), supervise the license holders, determine tariffs and benchmarks for the level, nature and quality of the services that are required of an "essential service provider" license holder, the holder of a supply license, the holder of a transmission and distribution license, an electricity producer and a private electricity producer. Accordingly, the Electricity Authority supervises both IEC and private electricity producers.

The Group's activity is subject to seasonal fluctuations as a result of changes in the Electricity Authority's published regulated Time-of-Use Electricity Tariff (hereinafter – "the TAOZ"). The TAOZ is divided into 3 seasons: Summer (July and August), winter (January, February and December) and Transition (March through June and September through November). For each season, a different tariff is set. The results of the Company are based on the generation component which is part of the TAOZ, hence the seasonal effect.

O.P.C. Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 1 - The Reporting Entity (Cont.)

Definitions

1.	The Company – O.P.C. Energy Ltd.

2.	The Group – the Company and its subsidiaries.

3.	Related parties - within the meaning thereof in IAS 24 (2009), “Related Parties”.

4.	Subsidiaries – companies that are controlled by the Company, directly or indirectly, the financial statements of which are fully consolidated with the consolidated financial statements of the Company.

5.	Interested parties – within their meaning in paragraph (1) of the definition of an "interested party" in an entity under Section 1 of the Securities Law, 1968.

Note 2 - Basis of Preparation

A.            Statement of compliance with International Financial Reporting Standards

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs). These financial statements have also been prepared in accordance with the Securities Regulations (Annual Financial Statements), 2010.

The financial statements were approved for publication by the Company’s Board of Directors on March 27, 2018.

B.            Functional and presentation currency

The currency representing the main economic environment in which the Company operates is the new Israeli shekel. Accordingly, the new Israeli shekel constitutes the functional currency of the Company. The new Israeli shekel also serves as the presentation currency in these financial statements. Currencies other than the new Israeli shekel constitute foreign currency.

C.            Basis of measurement

The financial statements have been prepared on the historical cost basis, except for derivative financial instruments measured at fair value through profit or loss, deferred taxes and provisions. For further information, see Note 3.

D.            Operating cycle

The Group’s normal operating cycle is one year. As a result, current assets and current liabilities include items the realization of which is intended and anticipated to take place in the Group’s normal operating cycle.

O.P.C. Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 2 - Basis of Preparation (Cont.)

E.             Use of estimates and judgment

The preparation of financial statements in conformity with IFRS requires management to make judgments, assessments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Group to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Group prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in the following notes:

1.	Expected useful life of fixed assets

Fixed assets are depreciated using the straight‑line method over their estimated useful lives, after taking into account their residual value.

The Group re-examines the expected useful lives of assets on an ongoing basis, in order to determine the amount of the depreciation expenses to be recorded in the period. The useful life is based on the Group’s past experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes compared with previous estimates.

2.	Deferred tax asset in respect of tax losses

The principal assumption in determination of deferred tax asset in respect of tax losses is the probability that in the future there will be taxable profits against which carried forward losses can be utilized. Deferred taxes are recognized or reversed in profit or loss in respect of tax losses. For information on losses for which a deferred tax asset was recognized, see Note 20.

O.P.C. Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 2 - Basis of Preparation (Cont.)

3.	Assessment of the probability of contingent liabilities

The Group has contingent liabilities, the outcome of which could have a material effect on the results of the Group. A decision on the cancellation or creation of a provision in respect of such contingent liabilities is based on the an assessment of whether it is more likely than not that an outflow of economic resources will be required in respect of such contingent liabilities.

4.	Uncertain tax positions

The calculation of the provision for tax and indirect taxes in the Group is based on estimates and assessments by the Group, in accordance with the opinion of its legal counsel, with respect to various uncertain tax positions. To the extent that such tax positions are not accepted by the tax authorities, the Group is likely to be required to pay additional tax expenses and interest.

F.             Information on operating segments

In accordance with the information that is provided to the chief operating decision maker (CODM), the Group operates in a single operating segment, as defined in IFRS 8. The segment's revenues, which are regularly reviewed by the CODM, are measured on the basis of gross profit less depreciation, which is consistent with the presentation in the Company's consolidated statement of profit or loss.

O.P.C. Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

A.            Basis of consolidation

1.             Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control is lost.

The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

2.             Non-controlling interests

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the Parent Company and they include additional components

Allocation of profit or loss and other comprehensive income to the shareholders:

Profit or loss and any part of other comprehensive income are allocated to the owners of the Company and the non-controlling interests.

Total profit or loss and other comprehensive income is allocated to the owners of the Company and the non-controlling interests even if the result is a negative balance of non-controlling interests.

3.             Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

B.             Business combinations under common control

The acquisition of interests in businesses that are controlled by the controlling shareholder in the Group was accounted for by the pooling approach, pursuant to which the acquisition is accounted for as if executed on the date on which control was achieved for the first time by the controlling shareholder in the Group. For this purpose, the comparative data have been restated. The acquired assets and liabilities are presented at their values as previously presented in the consolidated financial statements of the controlling shareholder in the Group. The equity components of the Group have been restated from the date that control was achieved for the first time by the controlling shareholder in the Group, whereby the equity components of the acquired entity have been added to the Group’s existing equity components.

Any difference between the issuance consideration for the acquisition and the amounts of the acquired assets and liabilities on the date that control was achieved and investments by the controlling shareholder in the acquired company subsequent to the achievement of control is recognized directly in equity as a merger capital reserve.

O.P.C. Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (Cont.)

C.             Foreign currency

                Transactions in foreign currency

Transactions in foreign currency are translated into the Group entities’ functional currency based on the exchange rates in effect on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences are generally recognized in profit and loss (, except for differences derived from cash flow hedges which are recognized in other comprehensive income in respect of the hedge's effective portion). Non-monetary items that are measured based on historical cost in a foreign currency are translated using the exchange rate at the date of transaction.

D.             Financial Instruments

1.              Non-derivative financial assets

Initial recognition of financial assets:

The Group initially recognizes loans and receivables on the date that they are created. All other financial assets acquired in a regular way purchase are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument, namely the date the Group undertook to purchase or sell the asset. Non-derivative financial instruments comprise cash and cash equivalents, restricted cash, trade receivables and other receivables.

Derecognition of financial assets:

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Regular way sales of financial assets are recognized on the trade date, namely, on the date the Group undertook to sell the asset.

See section 2 below regarding the offset of financial assets and financial liabilities.

Classification of financial assets into categories and the accounting treatment of each category

The Group classifies its financial assets according to the following categories:

O.P.C. Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (Cont.)

D.            Financial Instruments (Cont.)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash and cash equivalents, restricted cash, trade receivables and other receivables.

Cash and cash equivalents include cash balances available for immediate use and demand deposits. Cash equivalents include short-term highly liquid investments with original maturities of three months or less that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

2.             Non-derivative financial liabilities

Non-derivative financial liabilities include: loans and borrowings from banks and others, capital notes from the Parent Company and trade and other payables.

Initial recognition of financial liabilities:

The Group initially recognizes debt securities issued on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Non-derivative financial liabilities include: loans and borrowings from banks and others and trade and other payables, capital notes and other.

Derecognition of financial liabilities

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Offset of financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has an enforceable legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

O.P.C. Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (Cont.)

D.             Financial Instruments (Cont.)

3.              Derivative financial instruments including hedge accounting

In May and July 2016, Hadera hedged its exposure to changes in cash flows from payments in euro and US dollars (hereinafter - “dollar”) in connection with the agreement for the construction of the power plant in Hadera (hereinafter - “the Establishment Contract”). Hadera uses, inter alia, futures on exchange rates in order to hedge its currency risk. The maturity dates of these forward transactions are less than one year from the reporting date and more than one year from reporting date. As necessary, the transactions are extended for additional periods on their maturity dates. These transactions are designated as cash-flow hedges.

Hedge Accounting

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument and the hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The Group makes an assessment, at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80% to 125%.

For a cash flow hedge of a forecast transaction, the transaction’s occurrence should be highly probable and should present exposure to variations in cash flows that could ultimately affect profit or loss.

Changes in the fair value of derivatives used as a cash flow hedge, in respect of the effective portion of the hedge, are recognized through other comprehensive income directly in a hedging capital reserve. Changes in fair value relating to the ineffective portion are recognized in profit or loss. The amount recognized in the hedging capital reserve is reclassified to hedged assets in the statement of financial position in the period in which the cash flows affect such assets.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued. The cumulative gain or loss previously recognized in the hedging capital reserve through other comprehensive income remains in the reserve until the forecasted transaction occurs or is no longer expected to occur. If the forecast transaction is no longer expected to occur, then the cumulative gain or loss previously recognized in the hedging capital reserve in respect of the hedging instrument is reclassified to profit or loss.

When the hedged item is a non-financial asset, the amount recognized in the hedging capital reserve is added to the value of the asset when it is recognized.

O.P.C. Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (Cont.)

               D.              Financial Instruments (Cont.)

Non-hedging derivatives

Derivatives are recognized initially at fair value. Subsequent to initial recognition, changes in the fair value of derivatives that do not serve hedging purposes are recognized in profit or loss, as financing income (expenses) or as other income.

4.	Liabilities linked to the Consumer Price Index (hereinafter – “the CPI”) that are not measured at fair value

The value of CPI-linked financial liabilities, which are not measured at fair value, is revalued every period in accordance with the actual increase/decrease in the CPI.

E.             Property, plant and equipment

1.             Recognition and measurement

Property, plant and equipment are presented at cost less accumulated depreciation.

The cost includes expenses that can be directly attributed to the purchase of the asset. The cost of assets that were constructed independently includes the cost of the materials and direct salary costs, as well as any additional costs that are directly attributable to bringing the asset to the required position and condition so that it will be able to function as management intended, as well as capitalized borrowing costs. The advance payments made on account of assets that were constructed independently are recognized as part of the cost of said equipment.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Spare parts, servicing equipment and stand-by equipment are to be classified as property plant and equipment when they meet the definition of property plant and equipment in IAS 16.

Where significant parts of an item of property, plant and equipment (including costs of major periodic inspections) have different life expectancies, they are treated as separate items (significant components) of the property, plant and equipment.

2.             Subsequent costs

The cost of replacing part of a fixed asset item and other subsequent expenses are recognized as part of the carrying value of fixed assets if it is probable that the future economic benefits associated with them will flow to the Group and if their cost can be measured reliably. The carrying amount of the replaced part of a fixed asset item is derecognized. The costs of day-to-day servicing are recognized in profit or loss as incurred.

O.P.C. Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (Cont.)

E.             Property, plant and equipment (Cont.)

3.             Depreciation

An asset is depreciated from the date it is ready for use, namely the date when it reaches the location and condition required to operate in the manner intended by management.

Depreciation is recognized in profit or loss on a straight-line basis (unless the amount is included in the carrying amount of another asset) over the estimated useful lives of each part of the fixed asset item, since this method most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease agreements, including land, are depreciated over the shorter of the lease term and their useful lives, unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Freehold land is not depreciated.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

The estimated useful lives for the current and comparative periods are as follows:

Installations and equipment	5-25 years (mainly 25 years)
Land, roads and buildings	30 years
Computers	3 years
Furniture, equipment and fittings	3-16 years
Leasehold improvements (*)	3-30 years
Other (*) The shorter of the lease term and useful life	5-15 years

O.P.C. Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (Cont.)

F.             Intangible assets

1.             Goodwill

Goodwill resulting from the acquisition of subsidiaries is presented under intangible assets.

2.              Other intangible assets

Other intangible assets acquired by the Group and having a finite useful life are measured at cost less amortization.

  3.              Amortization

Amortization is a systematic allocation of the amortized amount of an intangible asset over its useful life. The amortization amount is the cost of the asset, less its residual value.

Amortization is recorded in profit or loss using the straight-line method over the estimated useful lives of the intangible assets, from the date the assets are available for use, as these methods reflect the expected pattern of consumption of the future economic benefits inherent in each asset. Goodwill and intangible assets with an indefinite useful life are not systematically amortized, but are tested at least annually for impairment.

The estimated useful lives for the current period and the comparative periods are as follows:

Software	3-10 years
License	33 years

Estimates of the amortization method, useful life and residual value are reviewed at least at the end of each reporting year and are adjusted when necessary.

The Group reviews the estimated useful life of an intangible asset that is not amortized at least annually, to determine whether events and circumstances continue to support the determination that the intangible asset has an indeterminate useful life.

O.P.C. Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (Cont.)

G.            Impairment

1.             Non-derivative financial assets

A financial asset not carried at fair value through profit or loss is tested for impairment when objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include a contractual default by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security.

The Group examines evidence of impairment for receivables and loans on a specific basis.

2.             Non-financial assets

Timing of impairment testing

The carrying amount of the Group’s non-financial assets, other than deferred tax assets, are examined at each reporting date, in order to determine if there are signs indicating an impairment in value. If such signs exist, the estimated recoverable amount of the asset is calculated.

Measurement of recoverable amount

The recoverable amount of an asset or a cash-generating unit is the higher of its value in use or fair value less cost of disposal. When determining the value in use, the Group discounts the anticipated future cash flows according to a pre-tax discount rate that reflects the assessments of market participants regarding the time value of money and the specific risks relating to the asset. For testing impairment purposes, the assets are grouped together into the smallest group of assets that yields cash inflows from continuing use, which are largely independent of the cash inflows of the other assets and other groups (“cash-generating unit”).

Recognition of impairment loss

Losses from impairment are recognized when the carrying amount of the assets or of the cash-generating unit to which the asset belongs exceeds the recoverable amount, and are recognized in profit and loss.

Reversal of impairment loss

Impairments losses are re‑examined on each reporting date in order to determine if there are signs indicating that the losses have decreased or no longer exist. An impairment loss is cancelled if there is a change in the estimates used to determine the recoverable amount, to the extent that the carrying amount of the asset, after cancellation of the impairment loss, does not exceed the carrying amount, after deduction of depreciation or amortization, that would have been determined if the impairment loss had not been recognized.

O.P.C. Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (Cont.)

H.            Employee benefits

1.             Bonus plans

With respect to grants made to the Group’s senior executives, this benefit is calculated by determining the present value of the settlement (execution) price set forth in the plan. The liability is re-measured at each reporting date and at the settlement date based on the formulas described above. Any changes in the liability are recognized as operating expenses in profit or loss.

2.              Defined contribution plans

The Group has a defined contribution plan. A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit or loss in the periods during which related services are rendered by employees. Obligations for contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are recognized at their present value.

I.	Share-based payment transactions

The fair value at the date of grant of share-based payment grants to employees is recognized as a salary expense concurrent with an increase in equity over the period in which the non-contingent entitlement to grants is achieved. The amount recognized as an expense in respect of share-based payment grants, contingent on vesting conditions that are service terms, is adjusted to reflect the number of grants that are expected to vest.

Note 3 - Significant Accounting Policies (Cont.)

J.             Provisions

The Group recognizes a reimbursement asset if, and only if, it is virtually certain that the reimbursement will be received if the Group settles the obligation. The amount recognized in respect of the reimbursement does not exceed the amount of the provision.

A provision is recognized if, as a result of a past event, the Group has a current legal or constructive obligation and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably. When the value of time is material, the provision is measured at its present value.

K.            Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues from the sale of electricity are recognized in the period during which the sale occurs. The revenues of the Company are primarily from the sale of electricity to private customers and to IEC.

L.             Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of shares, less the tax effect, are presented as a deduction from equity. Incremental costs directly attributable to the expected issuance of an instrument that will be classified as an equity instrument are recognized as an asset in the deferred expenses item in the statement of financial position. The costs are deducted from equity upon initial recognition of the equity instruments, or are amortized as financing expenses in the statement of profit or loss, when the issuance is no longer expected to take place.

M.           Financing income and expenses

Financing expenses comprise interest expense on loans received, interest expense on capital notes and losses from derivative financial instruments that are recognized in the statement of profit or loss.

Borrowing costs are recognized in profit or loss using the effective interest method.

Financing income comprises interest income on loans granted, funds invested, and gains from derivative financial instruments recognized in the statement of profit or loss and exchange rate difference.

Gains and losses from exchange rate differences are reported on a net basis.

In the statements of cash flows, interest received is presented as part of cash flows from investing activities. Interest paid is presented as part of cash flows from financing activities. Accordingly, borrowing costs that were capitalized to qualifying assets are presented together with interest paid as part of cash flows from investing activities.

N.            Income tax expense

Taxes on income include deferred taxes. Taxes on income are recorded in the statement of profit or loss unless the taxes are charged directly to equity or to other comprehensive income.

O.P.C. Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (Cont.)

Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group does not recognize deferred taxes for the following temporary differences: the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither the accounting profit nor the profit for tax purposes.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for carry forward tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Offset of deferred tax assets and liabilities

Deferred tax assets and liabilities are offset by the Group if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxable income by the same tax authority on the same taxable entity, or different entities, but they intend to settle current tax liabilities and assets on a net basis, or that their current tax assets and liabilities will be realized simultaneously.

O.            Capital notes issued to the Parent Company

Capital notes issued to the Parent Company are measured at fair value on the date of the transaction. As the transaction is on the equity level, the Group includes the difference between the fair value and the consideration from the transaction in its equity.

P.            Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is determined by adjusting the profit attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding for the effects of all dilutive securities, if any.

Q.           Capitalization of borrowing costs

Specific borrowing costs are capitalized to a qualifying asset during the period required for completion and construction up to the date on which it is ready for its intended use. Exchange rate differentials arising from credit in foreign currency are capitalized to the extent that they are considered to be an adjustment of interest costs. Other borrowing costs are recognized in profit or loss as incurred.

O.P.C. Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 3 - Significant Accounting Policies (Cont.)

R.            New Standards and Interpretations not yet adopted

1.
IFRS 9 (2014), Financial Instruments- IFRS 9 (2014) supersedes the existing provisions of IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 (2014) includes revised guidance on the classification and measurement of financial instruments, a new model for the recognition of expected credit losses for the majority of financial debt assets, as well as new provisions and requirements concerning hedge accounting. The standard is applicable to annual periods commencing on January 1, 2018. The Group has examined the implications of implementation of the standard and does not expect its implementation to have a material effect on the financial statements.

2.	IFRS 15, Revenues from Contracts with Customers

IFRS 15 replaces the current guidance regarding recognition of revenues and presents a comprehensive framework for determining whether revenue is to be recognized as well as the timing and amount of recognition. The standard is applicable to annual periods commencing on January 1, 2018. The Group has examined the implications of application  of the standard and does not expect its application  to have a material effect on the financial statements.

3.
IFRS 16, Leases – IFRS 16 replaces IAS 17, Leases and its related interpretations. The standard's instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. Similarly, the standard determines new and expanded disclosure requirements from those required at present. IFRS 16 is applicable for annual periods as of January 1, 2019, with the possibility of early adoption, so long as the Group has also early adopted IFRS 15, Revenues from Contracts with Customers.  The Group intends to adopt the Standard from January 1, 2019 in the cumulative effect approach, while adjusting the balance of retained earnings as of January 1, 2019. The Group intends to adopt the Standard from January 1, 2019 using the cumulative effect approach, while adjusting the balance of retained earnings as of January 1, 2019. The Group is considering the application of the following expedients at the transition date:

•	Not applying the requirement to recognize a right-of-use asset and a lease liability in respect of short-term leases of up to one year.
•	Not applying the requirement to recognize a right-of-use asset and a lease liability in respect of leases where the underlying asset has a low value.
•	Assessing whether an arrangement contains a lease only for new or modified contracts.
•	Applying a single discount rate to a portfolio of leases with similar characteristics.
•	Excluding initial direct costs from the measurement of the right-of-use asset at the date of initial application.

The provisions of IFRS 16 may affect the accounting treatment of leases of land, vehicles and office rental. It is noted that the information presented in this note regarding the effect of the standard’s initial application constitutes an initial assessment by the Group, and therefore the matters presented above represent those matters that were identified by the Group before the date of issuing the financial statements as possibly requiring updating as progress is made in examining the effects of the standard’s application. Furthermore, the Group is examining the expected effects of the standard’s application and at this time is unable to reliably estimate the quantitative effect on its financial statements.

4.	IFRIC 22, Foreign Currency Transactions and Advance Consideration – The interpretation provides that the transaction date for the purpose of determining the exchange rate for recording a foreign currency transaction that includes advance consideration is the date of initial recognition of the non-monetary asset/liability from the prepayment. If there are multiple payments or receipts in advance, a transaction date is established for each payment or receipt. IFRIC 22 is applicable for annual periods beginning on or after January 1, 2018 and earlier application is permitted. IFRIC 22 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: retrospective application; prospective application from the first reporting period the entity initially applied IFRIC 22; or prospective application from the first reporting period presented in the comparative data in the financial statements for the period the entity initially applied IFRIC 22. The Group has examined the effect of applying IFRIC 22 on the financial statements and plans to choose the transitional provision alternative of prospective application as from January 1, 2018. In the past the Group had decided that the “date of transaction” used to determine the exchange rate for recording a foreign currency transaction including prepayments would be the date on which the Group initially recognizes a non-monetary asset/liability in respect of the advance consideration. As a result, the effect on the Group’s financial statements is not expected to be material.

O.P.C. Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 4 - Determination of Fair Values

As part of the accounting policies and disclosure requirements, the Group is required to determine the fair value of both financial and non-financial assets and liabilities. The fair values have been determined for measurement and/or disclosure purposes based on the methods described below. Further information about the assumptions made in determining the fair values is disclosed in the notes specific to that asset or liability.

Non-derivative financial liabilities

Fair value, which is calculated for reporting purposes, is estimated based on the present value of future cash flows (principal and interest), discounted at the market interest rate at the reporting date.

The fair value on the transaction date for purposes of measurement of capital notes issued to the Parent Company is calculated based on the present value of the cash flows in respect of the principal component discounted using the market interest rate on the transaction date.

Note 5 - Business combination under common control

In May 2017, the Parent Company conducted a restructuring in accordance with Section 104 of the Income Tax Ordinance, under which the Parent Company transferred to the Company: (1) its entire holdings (100%) in Hadera, and (2) its entire holdings (100%) in O.P.C Operation Ltd. (currently operating the Energy Center and upon completion of construction of Hadera power plant, will serve as the operating company for the Hadera power plant) (hereinafter – “Hadera Operation Company”), this in consideration for the allotment of 20 ordinary shares of NIS 0.01 par value each of the Company to the Parent Company.  Concurrently with the aforementioned transfer, the Parent Company assigned to the Company capital notes in the amount of NIS 191,844 thousand that Hadera had issued to the Parent Company. Against the assignment of the capital notes as above, a debt of the Company to the Parent Company was recorded in the same amount, which was offset against a loan that the Company had provided to the Parent Company.

O.P.C. Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 5 - Business combination under common control (Cont.)

In July 2017, the Parent Company made a structural change, pursuant to Section 104 of the Income Tax Ordinance, in the framework of which the Parent Company transferred to the Company all of its holdings (80%) in AGS Rotem Ltd. (hereinafter - "AGS"), in consideration of the allotment of one ordinary share of NIS 0.01 par value of the Company to the Parent Company. As part of the transfer of the Parent Company's holdings in AGS to the Company, capital notes issued by AGS to the Parent Company were assigned in favor of the Company, the balance of which as of the date of the transfer of AGS was NIS 8,385 thousand, against a debt of the Company to the Parent Company in the same amount. As of the date of this report, the Company repaid said debt balance to the Parent Company.

In July 2017, the entire holdings (85.3%) of the Parent Company in Greenday Renewable Energy Ltd. (hereinafter – "Greenday"), which was purchased by the Parent Company on January 12, 2017, were sold to OPC Solar Ltd. in exchange for NIS 288 thousand and the assignment to the Company of Greenday's debt to the Parent Company, the balance of which as of June 30, 2017, was NIS 2,618 thousand, such that Greenday will be indebted to the Company and the Company will be indebted towards the Parent Company. As of the date of this report, the Company repaid said debt balance to the Parent Company.

The transfers of Hadera, Hadera Operation Company, AGS and Greenday to the Company were accounted for as business combinations under common control, in accordance with the as pooling method, as if the acquisitions had been executed on the date that control was achieved by the Parent Company for the first time. For this purpose, comparative data have been restated. The acquired assets and liabilities are presented at their values as previously presented in the consolidated financial statements of the Parent Company on the date of transfer of the shares of Hadera, Hadera Operation Company, AGS and Greenday. The equity components of the Company have been restated from the date the control was achieved for the first time by the Parent Company, such that the equity components of Hadera, Hadera Operation Company, AGS and Greenday have been added to the Company’s existing equity components. The amounts of the acquired assets and liabilities on the date the control was achieved were recognized directly in equity. The difference between the transferred consideration, including the par value of the transferred shares and the cost of the net assets and liabilities, as well as the aforementioned effects stemming from the restructuring, were recorded in the merger capital reserve.

O.P.C. Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 5 - Business combination under common control (Cont.)

    a.             Data on the financial position

	Presentation before As Pooling	Effect of As Pooling	Presentation after As Pooling
	December 31 2016
	NIS thousands
Current assets
Cash and cash equivalents	82,306	3,853	86,159
Short-term deposits and restricted cash	16,158	194	16,352
Current maturities of loan to the Parent Company	16,577	-	16,577
Trade receivables	118,966	14,760	133,726
Other receivables and debit balances	23,198	(3,892)	19,306
Derivative instruments	-	6,812	6,812
Total current assets	257,205	21,727	278,932

Non-current assets
Long-term deposits and restricted cash	73,158	-	73,158
Long-term loan to the Parent Company	182,346	-	182,346
Long-term loans and deferred expenses	72,714	8,967	81,681
Derivatives	-	4,741	4,741
Deferred taxes	-	218	218
Property, plant and equipment	1,684,879	270,539	1,955,418
Intangible assets	1,607	2,324	3,931
Total Non- current assets	2,014,704	286,789	2,301,493

Total assets	2,271,909	308,516	2,580,425

O.P.C. Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 5 - Business combination under common control (Cont.)

    a.             Data on the financial position (Cont.)

	Presentation before As Pooling	Effect of As Pooling	Presentation after As Pooling
	December 31 2016
	NIS thousands
Current liabilities
Current maturities from banks and financial institutions	94,591	-	94,591
Trade payables	109,407	14,511	123,918
Other payables and credit balances, including derivative instruments	23,169	10,729	33,898
Loans and capital notes issued to the Parent Company	56,744	75,704	132,448
Total current liabilities	283,911	100,944	384,855

Non-current liabilities
Loans from banking corporations and financial institutions	1,505,950	-	1,505,950
Capital notes issued to the Parent Company and to a related party	1,294	9,059	10,353
Derivatives		2,969	2,969
Employee benefits	280	-	280
Deferred taxes, net	157,883	424	158,307
Total non-current liabilities	1,665,407	12,452	1,677,859

Total liabilities	1,949,318	113,396	2,062,714

Equity
Share capital	*-	*-	*-
Capital reserve	78,026	186,859	264,885
Retained earnings	174,419	7,805	182,224
Total equity attributable to the equity holders of the Company	252,445	194,664	447,109

Non-controlling interest	70,146	456	70,602

Total equity	322,591	195,120	517,711

Total liabilities and equity	2,271,909	308,516	2,580,425

(*) Represents an amount less than NIS 1 thousand.

O.P.C. Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 5 - Business combination under common control (Cont.)

               a.              Operating results

	Presentation before As Pooling	Effect of As Pooling	Presentation after As Pooling	Presentation before As Pooling	Effect of As Pooling	Presentation after As Pooling
	Year ended December 31, 2016			Year ended December 31, 2015
	NIS thousands			NIS thousands
Sales	1,162,194	82,935	1,245,129	1,235,367	29,096	1,264,463
Cost of sales (less depreciation and amortization)	886,086	77,084	963,170	743,790	25,727	769,517
Depreciation and amortization	100,630	5,593	106,223	101,013	1,601	102,614
Gross profit	175,478	258	175,736	390,564	1,768	392,332

General and administrative expenses	22,186	6,756	28,942	22,571	875	23,446
Other income	1,655	5,841	7,496	3,925	10,207	14,132
Operating profit	154,947	(657)	154,290	371,918	11,100	383,018

Financing expenses	87,166	1,363	88,529	118,821	83	118,904
Financing income	21,298	1,452	22,750	24,657	(192)	24,465
Financing expenses, net	65,868	(89)	65,779	94,164	275	94,439

Profit before taxes on income	89,079	(568)	88,511	277,754	10,825	288,579
Taxes on income	507	(253)	254	72,840	2,867	75,707

Profit for the year	88,572	(315)	88,257	204,914	7,958	212,872

Attributable to:
Shareholders of the Company	70,019	(154)	69,865	164,912	7,958	172,870
Non-controlling interests	18,553	(161)	18,392	40,002	-	40,002

Profit for the year	88,572	(315)	88,257	204,914	7,958	212,872

O.P.C. Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 5 - Business combination under common control (Cont.)

b.            Data on cash flows

	Presentation before As Pooling	Effect of As Pooling	Presentation after As Pooling	Presentation before As Pooling	Effect of As Pooling	Presentation after As Pooling
	Year ended December 31 2016			Year ended December 31 2015
	NIS thousands			NIS thousands
Operating activities	89,351	5,554	94,905	314,839	52	314,891
Investing activities	130,523	(203,796)	(73,273)	(202,860)	(3,963)	(206,823)
Financing activities	(600,524)	202,367	(398,157)	(270,258)	4,000	(266,258)
Net increase (decrease) in cash and cash equivalents	(380,650)	4,125	(376,525)	(158,279)	89	(158,190)

Note 6 - Cash and Cash Equivalents

	December 31
	2017	2016
	NIS thousands	NIS thousands
Bank balances of current accounts	148,238	64,622
Deposits in banks	359,943	21,537

	508,181	86,159

The Group’s exposure to credit, interest rate and currency risks, and a sensitivity analysis for financial assets are disclosed in Note 24 regarding financial instruments.

O.P.C. Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 7 - Deposits and Restricted Cash

	Weighted average
	interest rate
	as at December 31	As at December 31
	2017	2017	2016
	%	NIS thousands	NIS thousands
Presented under current assets
Short-term restricted deposits and cash (*)	0.2	752	16,352

Presented under non-current assets
Long-term restricted deposits and cash (**)	0.3	264,564	73,158

(*)	For further information regarding restricted cash, see Note 16C.
(**)	For further information regarding restricted cash, see Note 16.C. and Note 27.G.
*	Restated – see Note 2D.

Note 8 - Trade Receivables

	As at December 31
	2017	2016
	NIS thousands	NIS thousands
Open accounts	23,421	6,719
Accrued income	129,330	127,007

	152,751	133,726

Note 9 - Other Receivables and Debit Balances

	As at December 31
	2017	2016
	NIS thousands	NIS thousands
Advances to suppliers	2,339	2,556
Prepaid expenses	7,637	5,317
Refunds from construction of fixed assets for a third party	3,500
Interest receivable from the Parent Company	-	3,463
Government institutions	24,775	7,744
Other	960	226

	39,210	19,306

O.P.C. Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 10 – Long-Term Loan to the Parent Company

A.            Composition:

	As at December 31
	2017	2016
	NIS thousands	NIS thousands
Loan to the Parent Company	-	198,923
Less current maturity	-	(16,577)

	-	182,346

B.            Additional information

On June 26, 2014, the Company granted a loan to the Parent Company of NIS 350 million (hereinafter – "the Loan"). The Loan is subject to the same terms as those that are applicable to the ICPI credit facility (back-to-back) (as defined in Note 16.C.(6)), including the interest rate. In the year ended December 31, 2016, the Parent Company repaid the amount of NIS 199,602 thousand   and any interest accrued, by way of reduction of the capital notes that had been issued to the Parent Company. In the reporting year , the loan balance was offset against the capital notes that were assigned to the Company as described in Note 5.

Note 11 – Long Term Deferred Expenses and Loans Granted

a.             Composition:

	As at December 31
	2017	2016
	NIS thousands	NIS thousands
Long term deferred expenses(B.1)	88,758	78,243
Loans granted (B.2)	2,876	-
Deferred financing expenses (B.3)	8,722	3,438

	100,356	81,681

b.	Additional information

               1.              Long term deferred expenses

	As at December 31
	2017	2016
	NIS thousands	NIS thousands
Long term deferred expenses	105,015	90,882
Accumulated amortization	(16,257)	(12,639)

	88,758	78,243

O.P.C. Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 11 – Long term prepaid expenses and loans granted (Cont.)

The long-term deferred expenses represent connection fees to the gas transmission network and the electricity grid, as described below:

a.
Costs of NIS 47 million and NIS 12 million, were paid by Rotem and Hadera, respectively, to Israel Natural Gas Lines Ltd. in respect of its share of the connection to the national gas transmission network via a pressure reducing and metering station (hereinafter – “the PRMS facility”) as well as in respect of a pipe for the transmission of gas from the PRMS facility to the premises of the power plants of Rotem and Hadera (see also Note 27.F.).

b.
Costs of NIS 38 million and NIS 5 million were paid by Rotem and Hadera, respectively, to the IEC, in respect of the infrastructure of electricity lines that connect Rotem's power plant and Hadera’s power plant under construction to the IEC’s grid.

It should be noted that the aforesaid connection infrastructures are designated and are used in practice for connecting additional consumers to such infrastructures. Accordingly, these costs are accounted for as long-term deferred charges, which are depreciated by the straight-line method over the usage period of the PRMS  facility and the electricity supply lines, which for Rotem is 21 years and 30 years, respectively, and carried to depreciation and amortization item in the statement of profit or loss.

2.	Loans granted

On April 6, 2017, the Company entered into a number of agreements with three entities for the purchase of 95% of Zomet Energy Ltd. (hereinafter - "Zomet"). For additional information regarding the purchase of Zomet see Note 27.M. The Company finances the operating activity of Zomet by shareholders' loans. The loans bear interest at the rate of 12.1% and are linked to the CPI. The repayment date of the loans will be 12 months after the date of the commercial operation of Zomet.

3.	Deferred financing expenses

During 2016, Hadera entered into a senior facility agreement, as described in Note 16.C.4 below (hereinafter – "the Facility Agreement"). As part of the facility agreement, Hadera pays various commissions, such as a financial closing fee and a periodic commission for an unutilized credit facility (hereinafter – "the commissions"). The commissions will be reduced by the percentage of withdrawals from the facility agreement and will be accounted for by the effective interest method, as part of the balance of loans from financial institutions in Hadera.

O.P.C. Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 12 - Property, Plant and Equipment

A.            Composition

	Land, roads and buildings	Installations, machinery and equipment	Computers	Office furniture and equipment	Leasehold improvements	Diesel and spare Parts	Assets under construction	Other	Advances on account of FA	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Cost
Balance as at January 1, 2016	140,449	1,739,408	1,326	1,203	2,470	104,654	37,385	2,617	32,419	2,061,931
Additions	-	47,707	103	45	32	27,397	201,208	364	1,770	278,626
Disposals	-	55,070	44	12	-	24,563	-	152	23,635	103,476

Balance as at December 31, 2016	140,449	1,732,045	1,385	1,236	2,502	107,488	238,593	2,829	10,554	2,237,081
Additions	-	13,312	143	28	731	47,316	323,693	284	7,784	393,291
Disposals	-	15,024	44	-	-	55,734	-	-	-	70,802

Balance as at December 31, 2017	140,449	1,730,333	1,484	1,264	3,233	99,070	562,286	3,113	18,338	2,559,570

Accumulated depreciation
Balance as at January 1, 2016	11,397	220,515	941	303	790	-	-	472	-	234,418
Depreciation for the year	4,587	97,116	236	96	76	-	-	411	-	102,522
Disposals	-	55,070	43	12	-	-	-	152	-	55,277

Balance as at December 31, 2016	15,984	262,561	1,134	387	866	-	-	731	-	281,663
Depreciation for the year	4,576	103,282	158	92	94	-	-	369	-	108,571
Disposals	-	15,025	44	-	-	-	-	-	-	15,069
Balance as at December 31, 2017	20,560	350,818	1,248	479	960	-	-	1,100	-	375,165
Carrying amount as at December 31, 2017	119,889	1,379,515	236	785	2,273	99,070	562,286	2,013	18,338	2,184,405
Carrying amount as at December 31, 2016	124,465	1,469,484	251	849	1,636	107,488	238,593	2,098	10,554	1,955,418

Carrying amount as at January 1, 2016	129,052	1,518,893	385	900	1,680	104,654	37,385	2,145	32,419	1,827,513

O.P.C. Energy Ltd.
Notes to the Financial Statements as at December 31, 2017

Note 12 - Property, Plant and Equipment  (Cont.)

B.            Capitalized borrowing costs

Borrowing costs capitalized to qualifying assets in 2017 amounted to approx. NIS 11,072 thousand (2016 – approx. NIS 2,596 thousand).

C.            Non-cash fixed asset costs

During the years 2016 and 2017, part of the construction costs of the Hadera power plant were non-cash.  These costs totaled NIS 26,637 thousand and NIS 3,041 thousand, respectively.

Note 13 – Intangible assets

Composition

				Options to rights in real
	Goodwill	Software	License	estate	Total
	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands
Cost
Balance as of January 1, 2016	454	2,959	1,770	-	5,183
Additions	-	189	-	-	189
Disposals	-	589	-	-	589

Balance as of December 31 2016	454	2,559	1,770	-	4,783
Additions	-	214	-	-	214
Entering into consolidation	1,138	-	-	750	1,888

Balance as of December 31 2017	1,592	2,773	1,770	750	6,885

Accumulated amortization
Balance as of January 1, 2016	-	1,010	21	-	1,031
Amortization for the year	-	356	54	-	410
Disposals	-	589	-	-	589

Balance as of December 31 2016	-	777	75	-	852
Amortization for the year	-	290	54	-	344

Balance as of December 31 2017	-	1,067	129	-	1,196
Carrying amount as of December 31, 2017	1,592	1,706	1,641	750	5,689

Carrying amount as of December 31, 2016	454	1,782	1,695	-	3,931

Carrying amount as of January 1, 2016	454	1,949	1,749	-	4,152

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 14 – Trade Payables

	As at December 31
	2017	2016
	NIS thousands	NIS thousands
Accrued expenses	73,576	79,584
Open debts	129,129	44,334

	202,705	123,918

Note 15 – Other Payables and Credit Balances including Derivatives

	As at December 31
	2017	2016
	NIS thousands	NIS thousands
Employees and payroll institutions	9,301	8,952
Related parties	2,927	6,567
Derivatives	1,774	6,253
Accrued expenses	6,450	3,717
Interest payable	10,362	4,631
Provisions *	-	2,954
Government institutions	4,229	52
Provision for tax	1,640	-
Other	300	772

	36,983	33,898

*) For additional information on provisions, see Note 27.I.

Note 16 - Loans from Banks and Financial Institutions and Guarantees

A.	Composition
	Weighted average
	interest rate as at
	December 31	As at December 31
	2017	2017	2016
	%	NIS thousands	NIS thousands
Loans from banks and financial institutions	4.80	1,827,753	1,600,541
Less current maturities		(83,014)	(94,591)

		1,744,739	1,505,950

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 16 - Loans from Banks Financial Institutions and Guarantees (Cont.)

B.            Maturity period

The loans from banking corporations and financial institutions mature in the following years after the reporting date, as follows:

	As at December 31
	2017	2016
	NIS thousands	NIS thousands
First year	83,013	94,591
Second year	85,512	99,342
Third year	115,505	82,983
Fourth year	120,758	108,399
Fifth year	119,365	113,786
Sixth year and thereafter	1,303,600	1,101,440

	1,827,753	1,600,541

C.	Additional information and guarantees

Rotem:

1.
The power plant project of Rotem was financed by the project financing method (hereinafter – "the Facility Agreement").  A financing agreement was signed with a consortium of lenders led by Bank Leumi Le Israel Ltd. (hereinafter – “Bank Leumi”). As of the reporting date the financing consortium includes Bank Leumi and institutional entities from the following groups: Clal Insurance Company Ltd.; Amitim Senior Pension Funds; Phoenix Insurance Company Ltd.; Psagot Provident Funds and Pension Ltd.; and Harel Insurance Company Ltd (hereinafter – "the Lenders").

Pursuant to the credit facility agreement, a charge was placed on Rotem's existing and future assets and rights in favor of Bank Leumi' Trust Company and on most of Rotem's bank accounts.

During the years 2011 to 2013, Rotem withdrew loans according to the Facility Agreement. The loans (which are CPI linked) are repaid on a quarterly basis until 2031, starting from the fourth quarter of 2013.

The Facility Agreement, provides certain restrictions with respect to distribution of a dividend and repayment of loans from Rotem's shareholders. The lock up period (prohibition of distributions) under the Facility Agreement ended on June 30, 2015.

In the Facility Agreement, Rotem is required to create a Debt Service Reserve (hereinafter- "the Debt Service Reserve") during the two years after completing construction of the power plant. The amount of the debt service reserve will be equal to the two next quarterly debt payments. As of December 31, 2017 and 2016 the amount of the Debt Service Reserve is NIS 71,759 thousand and NIS 73,158 thousand, respectively.

Rotem has credit facilities from Bank Leumi of NIS 15 million that was extended for Rotem's working capital purposes of which a facility of NIS 6 million is used for bank guarantees. As of December 31, 2017 and 2016, Rotem utilized NIS 5 million and NIS 4 million, respectively, of the facility.

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 16 - Loans from Banks Financial Institutions and guarantees (Cont.)

C.	Additional information and guarantees (Cont.)

                Rotem (Cont.):

2.
Under the Facility Agreement, the Company and the Parent Company together and the non-controlling interests in Rotem (hereinafter –"Veridis"), issued corporate guarantees in favor of Rotem in amounts of NIS 92 million and NIS 23 million, respectively.

In December 2017, an amended credit facility agreement was signed, according to which the Parent company was released from the corporate guarantee, in return for the aggregation of an additional fund in Rotem in the amount of NIS 57.5 million (hereinafter - "the owners' guarantee fund") and in consideration for a corporate guarantee of the Company and Veridis of NIS 57.5 million (according to the ratio of their holdings)  The owners' guarantee fund is subject to an adjustment formula under which in certain coverage ratios it can reach a maximum of NIS 115 million. The owners' guarantee fund will accumulate in the following manner – NIS 20 million upon signing the amended credit agreement and the balance will accumulate over 24 months in semi-annual deposits. After accumulation of the owners' guarantee fund is completed, Veridis and the Company will be released from the corporate guarantee. As at December 31, 2017, the owners' guarantee fund amounted to NIS 20 million.

3.
In February 2017, Rotem provided a bank guarantee in the amount of NIS 1,637 thousand (CPI linked) in favor of the National Commissioner of the Fuel Division, in accordance with the Excise Law that requires the depositing of a three-year guarantee as a condition for exemption from excise tax on the purchase of the diesel oil that serves as backup inventory. In addition, Rotem provided a bank guarantee in favor of the Ministry of National Infrastructure, Energy and Water Resources (hereinafter – “the Ministry of Energy”) in the amount of USD 1 million, in accordance with Rotem’s electricity generation license.

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 16 - Loans from Banks Financial Institutions and guarantees (Cont.)

C.	Additional information and guarantees (Cont.)

                Hadera:

4.
In July 2016, Hadera entered into a senior facility agreement with Israel Discount Bank Ltd. (hereinafter - "Bank Discount") and Harel Insurance Company Ltd. (hereinafter - "Harel") to finance the construction of the Hadera power station, whereby the lenders undertook to provide Hadera with up to NIS 1,006 million  in several facilities (some of which are alternates) (1) long term credit facility (including a framework for changes in construction and related costs); (2) a working capital facility; (3) a service reserves account and a VAT facility; (4) guarantees facility; and (5) hedge facility. In December 2017, Bank Discount assigned to Clal Pension and Provident  Ltd. and Atudot Pension Fund for Salaried and Self-Employed Ltd. 43.35% of its share in the long-term credit facility (including a facility for changes in construction and related costs). In March 2017, the Electricity Authority affirmed that Hadera had complied with a milestone for a financial closure, as stipulated in the conditional license for the construction of a power station.

Some of the loans in the facility agreement are linked to the CPI and some are unlinked and accrue interest at the rates specified in the agreement. The loans will be repaid in quarterly installments according to the repayment schedules specified in the agreement over a period of 18 years from the date of commencement of the repayments in accordance with the provisions of the agreement (which will commence about half a year after the commercial operation of the Hadera power plant).

In connection with the senior facility agreement, liens were placed in favor of Bank Discount, as collateral agent on behalf of the lenders, on some of Hadera's existing and future assets and on the rights of Hadera and the Parent Company. The senior facility agreement includes certain restrictions in respect of distributions and repayment of shareholders’ loans.

During 2017, Hadera drew NIS 494 million out of the total senior facility amount in three stages. The interest rate on the withdrawn amounts until the reporting date ranges between approx. 3.4% and 3.9% on CPI-linked loans and between 4.8% and 5.4% on non-CPI-linked loans Subsequent to the reporting date, in January 2018, Hadera made another withdrawal from the total senior facility amount in the sum of NIS 22 million.

In July 2016, Hadera entered into an agreement with the Parent Company according to which the Parent Company undertook to fund the equity required under the senior facility agreement, as well as any additional equity required pursuant thereto, as a result of changes in the Electricity Law (as defined in the senior facility agreement) up to a certain amount. The aforesaid equity was funded into Hadera by the Parent Company in 2016.

The agreement for the funding of equity also includes liabilities of the Parent Company for the payment of commissions, hedging agreements and for the provision of a number of guarantees - a guarantee related to events with respect to the construction period of the project, up to an amount of NIS 100 million, which can be reduced under certain circumstances, guarantee for scenarios of failing to collect from customers up to an amount of NIS 8 million and the provision of additional bank guarantees in certain cases.

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 16 - Loans from Banks and Financial Institutions (Cont.)

C.	Additional information (Cont.)

                Hadera: (Cont.):

In May 2017, the Company joined as a party to the equity funding agreement and as a shareholder in Hadera, in accordance with all of its terms and in December 2017, the Parent Company was released from the above commitments when the Company replaced it. As part of the release of the Parent Company, and as part of the signed amendment to a senior framework agreement, the Company undertook to meet certain covenants. The covenants include equity to balance sheet ratio (solo) of at least 20%, minimum equity of NIS 250 million until the end of the inspection warranty period, and a minimum equity of NIS 200 million after the warranty period (liability under the Hadera Construction Agreement, as described in Note 27.E.), a minimum cash and cash equivalents balance of the Company of NIS 100 million until the date of the commercial operation of Hadera and a minimum balance of NIS 50 million until the end of the inspection warranty period, which will be reduced under certain conditions. Under certain conditions, the cash amount as aforesaid shall be charged in favor of the lenders. In addition, Hadera undertook, at the end of the construction period, to provide a reserve fund of NIS 15 million.

5.	During 2017, Hadera provided, among others, the following bank guarantees:

A.	Guarantees in the amount of $ 6 million in favor of the Tamar partners in connection with the Company's undertaking under the Gas Agreement (for further details, see Note 27.G.).

B.
Guarantees in favor of the Electricity s Authority in the amount of NIS 2 million, unlinked, in connection with Hadera's supply license, in the amount of NIS 475 thousand linked to the dollar, in connection with Hadera's generation license and NIS 1,221 thousand linked to the dollar in connection with the conditional license of Hadera.

C.
A guarantee in favor of IEC in the amount of NIS 1,729 thousand (CPI-linked) for Hadera's supplier license. Subsequent to the reporting date, in February 2018, the amount of the guarantee was updated to NIS 1,768 thousand (CPI-linked).

D.	A guarantee in the amount of NIS 295 thousand (CPI-linked) under the Gas Transmission Agreement (for additional details, see Note 27.F).

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 16 - Loans from Banks and Financial Institutions (Cont.)

The Company:

6.
On June 22, 2014, a financing agreement was signed with Amitim Old Pension Funds and Menorah Mivtachim Pension Funds to raise a mezzanine loan (hereinafter – "Mezzanine loan") which includes two main credit facilities:

•
Tranche A – A bridge loan of NIS 150 million (until the end of the lock up period in Rotem), at an interest rate of 4.85% (CPI linked). In January 2016, the Company repaid Tranche A in the amount of NIS 162 million, including accrued interest.

•
Tranche B – A long-term loan of NIS 200 million, at an interest rate of 7.75% (CPI linked). The Tranche B facility, together with interest and any linkage differentials shall be repaid on a semi-annual basis until 2028 starting April 2016. During the year ended December 31, 2016, the Company has repaid part of Tranche B in the amount of NIS 38 million, including accrued interest. In May 2017, the Company paid the balance of Tranche B in the amount of NIS 209 million including accrued interest. In respect of this amount the Company paid an early repayment fee of NIS 23 million which was recorded in the statement of profit or loss in financing expenses.

The Group:

7.
Subsequent to the reporting date, in January 2018, the rating committee of Midroog Ltd. (hereinafter - "Midroog") affirmed the rating of Hadera's senior debt of A3 with a stable outlook for the construction and operation period and of A2 with a stable outlook for the operation period only. In addition, in February 2018, Midroog, updated Rotem's long-term rating of Aa3 with a positive outlook, and updated Rotem's senior debt rating to a level of Aa3 from a stable outlook to a positive outlook.

8.	As of the reporting date, the Company is in compliance with all financial covenants in accordance with Rotem’s credit facility agreement and Hadera’s senior framework agreement.

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 17 - Bonds

a.	Composition

	Weighted average interest rate as of December 31	As at December 31
	2017	2017	2016
	%	NIS thousands	NIS thousands

Marketable bonds	4.66	315,918	-
Less current maturities		(21,964)	-

		293,954	-

b.	Maturity period:

The bonds are repayable in the coming years, subsequent to the reporting date, as follows:

	As at December 31
	2017	2016
	NIS thousands	NIS thousands
First year	21,964	-
Second year	10,992	-
Third year	30,555	-
Fourth year	34,382	-
Fifth year	18,817	-
Sixth year and onwards	199,208	-

	315,918	-

c.	Additional information

In May, 2017, the Company issued Bonds (Series A) to classified investors under a private placement, which were listed for trade on the Institutional Continuous Trading Platform. The bonds, with a par value of NIS 320 million, bear annual interest at the rate of 4.95% and are redeemable, principal and interest, every six months, commencing on June 30, 2018 (on June 30 and December 30 of every calendar year) through December 30, 2030. Under the terms, the interest on the bonds will be reduced by 0.5% in the event of their listing for trade on the main list of the TASE. The bonds have received a rating of A3 from Midroog and A- from S&P Global Ratings Maalot Ltd. (hereinafter -– “Maalot”).

On August 20, 2017, the Company listed the bonds for trade on the stock exchange as part of an issuance and listing of its shares for trade and accordingly, from that date, the interest on the bonds (series A) was reduced by 0.5% and is 4.45% per year.

According to the trust deed from May 2017, the Company has registered, in favor of the trustee on behalf of the bond holders, a first-ranking floating charge, unlimited in amount, on all of its assets. The floating charge will not preclude the Company from pledging specific assets and the performance of other asset dispositions by the Company.

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 17 - Issuance of bonds (cont.)

Additionally, the Company has created a reserve for the servicing of the debt, out of the issuance consideration, in the amount of 12 months of interest up to the commencement of repayment of the principal of the bonds, and will provide 12 months of principal and interest payments after beginning the payment of the bonds' principal. The trust account in which the reserve was deposited will be pledged in favor of the trustee on behalf of the bond holders. As of December 31, 2017, the deposit for the debt service fund amounts to NIS 18 million and is presented in the Statement of Financial Position under “long-term restricted deposits and cash”.

The trust deed contains customary causes for calling for the immediate redemption of the bonds, including events of breach, insolvency, liquidation proceedings, receivership, stay of proceedings and creditors' arrangements, certain types of restructuring, material downturn in the condition of the Company etc. The right to call for immediate redemption also arises upon: (1) the occurrence of certain events of loss of control by Kenon Holding; (2) the call for immediate repayment of other debts (or guarantees) of the Company or of Hadera or Rotem in certain predefined minimum amounts; (3) a change in the area of operation of the Company such that the Company's main area of activity is not in the energy sector in Israel, including the area of generating electricity in power plants and from renewable energy sources; (4) in the event that a rating is discontinued over a certain period of time, and the rating of the bond falls below the level of Baa3 (or BBB-);  and (5) in the event of a suspension of trading for a certain period of time while the bonds are listed for trade on the TASE's main list. All under the conditions specified in the trust deed.

Furthermore, the trust deed includes an undertaking by the Company to comply with financial covenants on the basis of its stand-alone financial statements: debt coverage ratio of at least 1.05 (to be reviewed commencing from the financial statements as at June 30, 2018), minimum equity of NIS 80,000 thousand and an equity-to-balance sheet ratio of at least 12.5%. As at December 31, 2017, the equity attributed to the Company’s shareholders amounted to approx. NIS 600 thousand and the equity-to-balance sheet ratio was 65%.

The trust deed also includes an undertaking by the Company to monitor the rating by a rating agency and for mandatory early redemption in the event of the sale of means of control in Rotem and Hadera.

Additionally, restrictions imposed on distributions, provision of loans to related parties and repayment of loans to related parties, are included as set forth in the trust deed, including compliance with certain financial covenants.

The terms of the bonds also provide for the possible raising of the interest rate in certain cases of lowering the rating, in certain cases of breach of financial covenants, and in certain cases of use of the debt servicing reserve where the reserve is not sufficiently funded within the time frame set forth in the trust deed. The ability of the Company to expand the series of the bonds has been limited under certain circumstances, including maintaining the rating of the bonds at its level shortly prior to the expansion of the series and there being no breach. Additionally, should the Company raise additional bonds that are not secured (or that are secured with a pari passu ranking floating charge), these will not have preference over the bonds (Series A) upon liquidation.

The proceeds from the bond issuance amounting to approximately NIS 316 million, net, excluding issuance expenses of NIS 4,181 thousand, was used to repay the balance of the mezzanine loan of approx. NIS 192.5 millionand an early repayment fee of approx. NIS 23 million, as described in Note 16.C.6.

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 18 – Capital Notes Issued and Loans to Shareholders

                A.           Composition

	As at December 31
	2017	2016
	NIS thousands	NIS thousands
Presented under current liabilities	-	132,448
Presented under non-current liabilities	1,803	10,353

	1,803	142,801

                B.           Additional information

1.
During 2010 to 2014, the Company issued to the Parent Company NIS capital notes in the amount of NIS 319,107 thousand. The capital notes are unlinked, interest free and will not be repayable before the end of 5 years from their issuance date. Capital notes were repaid during the years 2015 to 2017. Part of the amount was paid by offsetting the loan to the Parent Company, as described in Note 10.B. As of December 31, 2016, the capital notes balance was NIS 58,038 thousand. In the report period, the Company repaid the capital notes balance to the Parent Company.

2.
In 2014, AGS issued to the Parent Company and Veridis NIS capital notes in a total amount of NIS 9,683 thousand. The capital notes are unlinked, interest free and will not be repayable before the end of 5 years from the issuance date. The capital notes were initially recognized in the statement of financial position at an amount representing their value as of the issuance date which was calculated by a discount rate of 5.6% and amortized using the effective rate method from the issuance date through the reporting date. In 2017, as part of the structural change described in Note 5, the capital notes balance to the Parent Company was settled. As of December 31, 2017 and 2016, the balance of the capital notes issued by AGS to Veridis is NIS 1,803 thousand and NIS 8,539 thousand, respectively.

3.
Effective from the fourth quarter of 2016, the Parent Company provided loans in favor of Hadera (hereinafter - "Hadera loans") for the purpose of financing the construction of the Hadera power plant (which were required since the conditions for withdrawing loans in the framework of the Hadera senior facilities agreement were not yet fulfilled). The loans bear interest of 5.5% and were repayable from time to time in accordance with the consent of the parties. As of December 31, 2016, the balance of Hadera loans amounted to NIS 76,224 thousand. In 2017, these loans were converted in favor of the Company against a debt of the Company to the Parent Company that was paid in 2017.

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 19 - Employee Benefits

A.	Post-employment benefit plans – defined contribution plan

Rotem has a defined contribution plan in respect of Rotem’s liability to pay the saving component of provident funds and in respect of all its employees who are subject to Section 14 of the Severance Pay Law – 1963.

	Year ended December 31
	2017	2016	2015
	NIS thousands	NIS thousands	NIS thousands

Amount recognized as an expense in respect of defined contribution plan	2,444	2,362	1,635

B.	Compensation plan

On November 27, 2011, Rotem decided on a compensation plan for a group of its senior executives, which is subject to a vesting period. The compensation under the plan is based on the value resulting from multiplying eight times Rotem’s EBITDA (earnings before income tax during the preceding four fiscal quarters) by eight, less net financial liabilities (debt to financial institutions including accrued interest net of cash, part of the restricted cash, and cash equivalents) and less US$ 120 million. As at the end of the third quarter of 2015, the compensation plan was fully settled.

C.	Option plan

In July 2017, the Company’s Board of Directors approved an employee stock option plan, pursuant to which, subject to a resolution of the competent organs of the Company, an undetermined number of options that was not yet set (but not more than 1,500,000 in total) may be allotted to employees of the Company (excluding the CEO), members of the Company’s Board of Directors and consultants of the Company, at no consideration, each such option being exercisable into one ordinary share of NIS 0.01 par value of the Company. The ordinary shares that would be allotted upon the exercise of the options will be pari passu with the ordinary shares of the Company, immediately upon allotment.

In addition, the Company’s Board of Directors has decided on the allotment of 1,000,000 options to the CEO of the Company. The options allotted will vest in 4 equal batches. The terms of vesting and the expiration dates of the options are as follows:

Batch number	Terms of vesting	Expiration date
First batch	At the end of 12 months of grant date	At the end of 36 months of vesting date
Second batch	At the end of 24 months of grant date	At the end of 24 months of vesting date
Third batch	At the end of 36 months of grant date	At the end of 24 months of vesting date
Fourth batch	At the end of 48 months of grant date	At the end of 24 months of vesting date

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 19 - Employee Benefits (Cont.)

C.	Option plan (Cont.)

The exercise price of each option is NIS 12.5 (unlinked). The exercise price is subject to certain adjustments (including for the distribution of dividends, the issuance of rights etc.).

The average fair value of each option granted is estimated on the date of grant, using the Black-Scholes Model, at NIS 2.5 per option. The calculation is based on a standard deviation of 20.7%-21.5% (based on historical fluctuations of comparable companies in the sector of the Company for corresponding periods over the expected life of the option until exercise), a risk-free interest rate of 0.7 to 1.4% and an estimated life of 4 to 6 years.

In October 2017, the company received approvals from the Income Tax Authority according to which the options allotted are within the scope of Section 102 of the Income Tax Ordinance. The grant is made through a trustee under the capital gains track. Under this track, the Company is not entitled to claim as an expense for tax purposes amounts that are credited to the employee as a benefit, including amounts that are recorded as a salary benefit in the accounts of the Company, in respect of the options received by the employee under the Plan, excluding the work-income benefit component, if any, that was determined on the allotment/grant date.

The cost of the benefit inherent in the options allotted as aforesaid, based on the fair value on the date of their grant, amounted to approximately NIS 2,550 thousand, which will be recorded to the statement of profit or loss over the vesting period of each batch. Accordingly, the Company included in 2017 an expense of approximately NIS 548 thousand in respect of said options.

Note 20 - Income Tax

A.          Details regarding the tax environment of the Group

1.	Corporate tax rates

Presented hereunder are the tax rates applicable to the Group in the years 2015-2017:

2015 – 26.5%
2016 – 25%
2017 – 24%

On January 4, 2016, the Knesset plenum passed the Law for the Amendment of the Income Tax Ordinance (Amendment 216) - 2016, by which, inter alia, the corporate tax rate would be reduced by 1.5% to a rate of 25% as from January 1, 2016. Furthermore, on December 22, 2016 the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, prescribing, inter alia, that the corporate tax rate would be reduced from 25% to 23% in two stages. The first stage will be to a rate of 24% as from January 2017 and the second stage will be to a rate of 23% as from January 2018.

As a result of reducing the tax rate to 25%, the deferred tax balances as at January 4, 2016 were calculated according to the new tax rate specified in the Law for the Amendment of the Income Tax Ordinance, at the tax rate expected to apply on the reversal date.

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 20 - Income Tax (Cont.)

A.          Details regarding the tax environment of the Group (Cont.)

1.	Corporate tax rates (Cont.)

As a result of reducing the tax rate to 23% in two stages, the deferred tax balances as at December 31, 2016 were calculated according to the new tax rates specified in the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018), at the tax rate expected to apply on the reversal date.

The effect of the reduction in the tax rate, as described above, on the financial statements as at December 31, 2016 is reflected in a decrease in the deferred tax liabilities in the amount of NIS 27,086 thousand. The adjustment of deferred tax balances was recognized against deferred tax income in the amount of NIS 23,720, against comprehensive income of NIS 3,026 thousand and against equity in the amount of NIS 340 thousand.

2.	Benefits under the Law for the Encouragement of Industry (Taxes), 1969

In June 2011, Rotem received an approval from the Israel Tax Authority such that the electricity generation activities will be considered manufacturing activities and Rotem’s power station will constitute an “Industrial Enterprise” as defined in the Law for Encouragement of Industry (Taxes), 1969, upon the fulfillment of all of the conditions provided by the Taxes Authority in Israel.

“Industrial Companies” as defined in the Law for the Encouragement of Industry (Taxes), 1969 are entitled to benefits of which the most significant ones are as follows:

(a)	Increased depreciation rates.

(b)	Amortization of issuance expenses upon listing shares for trading in three equal annual portions from the listing date of Rotem's shares.

(c)	An 8-year amortization period for patents and know-how serving in the development of the enterprise.

(d)	The possibility of submitting consolidated tax returns by companies with one production line.

B.           Carryforward tax losses

As of December 31, 2017, the balances of carryforward tax losses of Rotem amount to approximately NIS 535 million.

The Company has created deferred taxes in respect of said losses, as it expects that taxable income will be derived in future against which such losses can be utilized.

C.           Tax assessments

The Company and Rotem have received tax assessments which are considered as final up to and including the 2013 tax year (subject to qualifications stipulated by the law).

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 20 - Income Tax (Cont.)

D.          Composition of income tax expense (income)

	Year ended December 31
	2017	2016	2015
	NIS thousands	NIS thousands	NIS thousands
Current taxes	1,694	-	-
Deferred tax expense:
Deferred taxes	29,996	23,053	77,319
Change in deferred taxes from change in tax rate	-	(23,720)	-
Deferred taxes in respect of previous years	158	921	(1,612)
	30,154	254	75,707
Total income tax expenses	31,848	254	75,707

E.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense:

	Year ended December 31
	2017	2016	2015
	NIS thousands	NIS thousands	NIS thousands
Profit before taxes on income	88,356	88,511	288,579

Statutory tax rate of the Company	24%	25%	26.5%

Tax calculated according to the Company’s statutory tax rate	21,205	22,128	76,473

Additional tax (tax saving) in respect of:
Non-deductible expenses	424	682	689
Effect of change in tax rate	-	(23,720)	-
Tax losses and other tax benefits for which deferred taxes were not recorded	10,005	244	157

Deferred taxes according to a different tax rate	56	-	-
Taxes in respect of previous years	158	921	(1,612)

Income tax expenses	31,848	254	75,707

F.	Taxes on income in respect of components of other comprehensive income and equity:

In 2017, the Company recorded, in the statement of comprehensive income, tax income of approx. NIS 2,642 thousand for other comprehensive income items. (in 2016 – expenses totaling NIS 2,879 thousand).

In 2017 and 2016, the Company recognized income directly in equity in respect of capital notes issued to the Parent Company in the amount of approx. NIS 30 thousand and NIS 3,731 thousand, respectively.

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 20 - Income Tax (Cont.)

G.           Deferred tax assets and liabilities

(1)          Recognized deferred tax assets and liabilities

The movement in deferred tax assets and liabilities is attributable to the following items:

	Fixed assets	Transactions with shareholders	Carryforward tax deduction and losses	Financial instruments	Others	Total
		NIS thousands
Balance of deferred tax asset (liability) as at January 1, 2016	(288,788)	(5,698)	133,299	(2,795)	(463)	(164,445)
Changes recognized in profit or loss	(86,442)	1,573	61,484	(601)	12	(23,974)
Changes recognized in other comprehensive income	-	-	-	3,026	-	3,026
Changes recognized in equity	-	3,391	-	-		3,391
Effect of the change in tax rate	44,294	339	(20,947)	199	28	23,913

Balance of deferred tax asset (liability) as at December 31, 2016	(330,936)	(395)	173,836	(171)	(423)	(158,089)
Changes recognized in profit or loss	18,319	365	(50,930)	2,047	45	(30,154)
Changes recognized in other comprehensive income	-	-	-	(2,642)	-	(2,642)
Changes recognized in equity	-	30	-		-	30
Acquisition as part of business combination	-	-	-	-	(171)	(171)

Balance of deferred tax asset (liability) as at December 31, 2017	(312,617)	-	122,906	(766)	(549)	(191,026)

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 20 - Income Tax (Cont.)

G.          Deferred tax assets and liabilities (Cont.)

(2)          Deferred taxes are presented in the statement of financial position as follows:

	As at December 31
	2017	2016
	NIS thousands	NIS thousands
Under non-current assets	751	218
Under non-current liabilities	(191,777)	(158,307)
Deferred taxes, net	(191,026)	(158,089)

(3)          Unrecognized tax liabilities:

On December 31, 2017 and 2016, a balance of deferred tax liabilities in the amount of NIS121,776 thousand and NIS 109,305 thousand, respectively, in respect of temporary differences in the amount of NIS 529,460 thousand (2016: NIS 475,239 thousand) relating to investments in subsidiaries were not recognized since the decision whether to sell these subsidiaries is at the hands of the Company, and its intention is not to sell it in the foreseeable future.

                 (4)          Carryforward losses for which deferred tax assets were not recognized:

	As at December 31
	2017	2016
	NIS thousands	NIS thousands

Tax losses	43,544	1,058

According to Israeli tax laws, there is no time limit on the utilization of tax losses and the utilization of temporary differences that can be deducted. Deferred tax assets were not recognized for these items, since it is not expected that there will be taxable income in the future, against which the tax benefits can be utilized.

Note 21 - Equity

A.	Composition:

	As at December 31, 2017		As at December 31, 2016
		Issued and		Issued and
Number of shares	Authorized	paid	Authorized	paid
Ordinary shares of NIS 0.01 par value	500,000,000	131,886,721	100,000	100

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 21 – Equity (Cont.)

B.
Additional information:

In May , 2017, the Company filed an application with the Israel Securities Authority for a permit to publish a prospectus on the basis of the financial statements as of March 31, 2017. The prospectus is a prospectus for the issuance of the Company's shares and a prospectus for the listing of Series A bonds for trading that were issued in a private placement by the Company to classified investors (see Note 17) and a shelf prospectus.

In June  2017, the general meeting of the Company’s shareholders resolved to increase the Company's authorized share capital to 500,000,000 ordinary shares of NIS 0.01 par value each.

In July  2017, the Company allotted to the Parent Company 99,999,900 ordinary shares of NIS 0.01 par value each, in consideration of their par value. The earnings per share for prior years were restated in order to reflect the fact that the shares were issued at par value (whereas in the public offering, the shares were allotted at a higher value).

In August  2017, the Company completed a public offering of 31,886,700 ordinary shares of NIS 0.01 par value each on the Stock Exchange, constituting approximately 24.2% of the issued share capital of the Company, at a price of NIS 12.5 per share. The issuance proceeds in the amount of approximately NIS 398,584 thousand, net of issuance costs, in the amount of NIS 37,260 thousand, were included in equity.

C.
Dividend

In July 2017, the Board of Directors of the Company decided on the adoption of a dividend distribution policy, pursuant to which, every calendar year, a dividend will be distributed at the rate of at least 50% of the net income of the Company, after tax, in the calendar year that preceded the date of the dividend distribution.

The implementation of the dividend distribution policy and the approval of its distribution from time to time by the Company's Board of Directors will be subject to the provisions of any law, including the distribution criteria that are set out in Section 302 of the Companies Law, 1999 (the profit criterion and the solvency criterion), restrictions imposed by agreements to which the Company is party, present or future covenants undertaken by the Company, tax considerations, required investments in the Company's projects (present or future), and additional restrictions that may apply to the Company, if any, and resolutions that may be passed by the Company, including the other designation of its profits and modification of this policy. The dividend distribution will be subject to the approval by the Company's Board of Directors in the amount that is available for distribution in accordance with the Companies Law, 1999, the Company's cash flow needs and its sources at such time.

For the avoidance of doubt, the Board of Directors of the Company may, at any time, for business considerations and in accordance with the provisions of any law, change the rate of dividend as above or decide not to distribute it at all. It is further clarified that the timing of distribution in each of the years, if carried out, will not necessarily be immediately after the publication of the annual financial statements of the Company.

The Company's Board of Directors reserves the rights to decide, at any time and at its sole discretion, to modify and/or amend and/or cancel the dividend distribution policy as set forth in its aforementioned resolution.

In 2017 and 2016, the Company distributed a dividend of NIS 60,000 thousand and NIS 168,304 thousand, respectively.

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 22 - Details of Statement of Profit or Loss Items

A.           Revenues

	Year ended December 31
	2017	2016	2015
	NIS thousands	NIS thousands	NIS thousands
Revenues from the sale of electricity	1,260,091	1,187,750	1,240,081
Revenues from the sale of steam	55,588	57,379	24,382
	1,315,679	1,245,129	1,264,463

Following is information on the total sales of the Group to major customers and the percentage of the Company's total revenues (in NIS thousands):

Customer	2017		2016		2015
		Percentage of revenues		Percentage of revenues		Percentage of revenues
	Total revenues	of the Company	Total revenues	of the Company	Total revenues	of the Company
Customer 1	272,700	20.73%	229,999	18.47%	273,995	21.67%

Customer 2	*-	*-	*-	*-	138,890	10.98%

Customer 3	193,005	14.67%	151,163	12.14%	170,522	13.49%

Customer 4	181,643	13.80%	124,624	10.01%	138,466	10.95%

Customer 5	137,591	10.46%	139,776	11.23%	*-	*-

 (*)          Represents an amount less than 10% of revenues.

B.          Cost of sales (without depreciation and amortization)

	Year ended December 31
	2017	2016	2015
	NIS thousands	NIS thousands	NIS thousands
Fuels	*468,407	482,551	*519,199
Electricity and infrastructure services	437,059	426,461	210,712
Payroll and related expenses	20,425	20,377	14,628
Manufacturing and operation expenses and outsourcing	23,160	23,502	13,838
Insurance	6,245	6,777	7,591
Other expenses	3,672	3,502	3,549
	958,968	963,170	769,517

(*)          Net of the IEC’s participation in diesel oil expenses.

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 22 - Details of Statement of Profit or Loss Items (Cont.)

C.          General and administrative expenses

	Year ended December 31
	2017	2016	2015
	NIS thousands	NIS thousands	NIS thousands
Payroll and related expenses	17,207	11,901	13,730
Directors' remuneration	893	-	-
Professional services	13,897	10,635	3,327
Depreciation	270	337	556
Travel and entertainment	799	959	1,274
Office maintenance	1,844	1,820	1,485
Charitable contributions	1,415	1,381	1,472
Other	3,251	1,909	1,602
	39,576	28,942	23,446

D.          Other income, net

	Year ended December 31
	2017	2016	2015
	NIS thousands	NIS thousands	NIS thousands
Income from the sale of gas, net (see Note 25.C.(4))	1,240	7,400	10,207
Other income	12	96	3,925
	1,252	7,496	14,132

E.          Financing income and expenses

	Year ended December 31
	2017	2016	2015
	NIS thousands	NIS thousands	NIS thousands
Financing income

Exchange differences	-	2,949	970
Net change in fair value of derivative financial instruments	-	2,898	-
Interest income on loans	6,301	16,690	22,834
Interest income on bank deposits and others	627	213	661

	6,928	22,750	24,465
Financing expenses
Exchange differences	4,680
Interest expense on loans and capital notes	90,116	90,599	108,312
Interest expense on provisions	-	(5,418)	8,373
Net change in the fair value of derivative financial instruments	4,205	-	-
Early repayment fee	22,950	-	-
Other fees	2,800	3,348	2,219

	124,751	88,529	118,904

Net financing expenses recorded in statements of profit or loss	117,823	65,779	94,439

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 23 - Earnings per Share

The data used in calculating the basic and diluted earnings per share:

A.           Profit attributable to holders of ordinary shares

	Year ended December 31
	2017	2016	2015
	NIS thousands	NIS thousands	NIS thousands

Profit for the year attributable to Company shareholders	35,473	69,865	172,870

B.           Weighted average number of ordinary shares

	Year ended December 31
	2017	2016	2015
	Ordinary shares
Weighted average number of shares used in the basic calculation (in thousands)	112,449	99,920	99,920

Weighted average number of shares used in the diluted calculation (in thousands)	112,882	99,920	99,920

Note 24 - Financial Instruments and Risk Management

A.           General

The Group has exposure to the following risks from its use of financial instruments:

—             Credit risk
—             Liquidity risk
—             Market risk

B.          Credit risk

This risk includes any cash amounts owed to the Group by those counterparties, less any amounts owed to the counterparty by the Group where a legal right of offset exists, and also includes the fair values of contracts with individual counterparties which are included in the financial statements.

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 24 - Financial Instruments and Risk Management (Cont.)

B.           Credit risk (Cont.)

Maximum exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at December 31
	2017	2016
	Carrying amount
	NIS thousands	NIS thousands
Cash and cash equivalents	508,181	86,159
Restricted deposits and cash	265,316	89,510
Trade and other receivables (*)	162,066	139,210
Loan to the Parent Company	-	198,923
	935,563	513,802

*As of December 31, 2017 and 2016, the trade receivables' balance is due to current debts of customers and no trade receivables are in arrears.

C.           Liquidity risk

The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

Following are the contractual maturities of financial liabilities, including estimated interest payments:

		As at December 31, 2017
	Carrying	Contractual	12 months			More than
	amount	amount	or less	1-2 years	2-5 years	5 years
	NIS thousands
Non-derivative financial liabilities
Trade payables	202,705	202,705	202,705	-	-	-
Other payables and credit balances	19,740	19,740	19,740	-	-	-
Capital notes issued to the Parent Company and to a related party	1,803	1,803		1,803	-	-
Bonds	315,918	433,764	45,619	24,567	118,026	245,552
Loans from banks and financial institutions	1,827,753	2,545,840	148,093	165,170	580,108	1,652,469

Total financial liabilities	2,367,918	3,203,851	416,156	191,540	698,134	1,898,021

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 24 - Financial Instruments and Risk Management (Cont.)

C.           Liquidity risk (Cont.)

		As at December 31, 2016
	Carrying	Contractual	12 months			More than
	amount	amount	or less	1-2 years	2-5 years	5 years
	NIS thousands
Non-derivative financial liabilities
Trade payables	123,918	123,918	123,918	-	-	-
Other payables and credit balances	14,915	14,915	14,915	-	-	-
Capital notes issued to the Parent Company and to a related party	142,801	149,789	138,057	9,683	2,049	-
Provisions	2,954	2,954	2,954	-	-	-
Loans from banks and financial institutions	1,600,541	1,953,076	146,821	147,650	426,731	1,231,874

Total financial liabilities	1,885,129	2,244,652	426,665	157,333	428,780	1,231,874

D.           Market risk

In the ordinary course of business, the Group buys and sells derivatives and undertakes financial obligations for purposes of managing market risks.

Index and currency risk

Currency risk

The Group is exposed to currency risk in respect of payments to suppliers denominated in currencies other than the Group’s functional currency. The currencies in which the main transactions are denominated are the Euro and the Dollar.

Balances in or linked to foreign currency are included in the financial statements at the representative exchange rate on the date of the report. Balances linked to the CPI are included on the basis of the index relating to each linked asset or liability.

Data regarding the representative exchange rates and the CPI are as follows:

			Exchange
		Exchange rate	rate of the
		of the US dollar	Euro
	CPI	relative to	relative to
	(Points)	the Shekel	the Shekel
December 31, 2017	106.4	3.467	4.153
December 31, 2016	106.1	3.845	4.044
December 31, 2015	106.4	3.902	4.247

Changes during the year ended:
December 31, 2017	0.3%	(9.8)%	2.7%
December 31, 2016	(0.3)%	(1.5)%	(4.8)%
December 31, 2015	(0.9)%	0.3%	(10.1)%

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 24 - Financial Instruments and Risk Management (Cont.)

D.           Market risk (Cont.)

Index and currency risk (Cont.)

The Group's exposure to index and foreign currency risk, except in respect of derivative financial instruments (see below) is as follows:

	NIS		Foreign currency
	CPI linked	Unlinked	USD	EUR	Total
December 31, 2017
Assets

Cash and cash equivalents	-	458,483	40,312	9,386	508,181
Restricted deposits and cash	-	188,434	76,882	-	265,316
Customers and other receivables	2,876	151,844	7,346	-	162,066
Total Financial Assets	2,876	798,761	124,540	9,386	935,563

Liabilities
Trade payables	-	(108,470)	(94,203)	(32)	(202,705)
Other payables and credit balances	(1,094)	(15,978)	(2,668)	-	(19,740)
Bonds	-	(315,918)	-	-	(315,918)
Capital notes issued to the Parent Company and to a related party		(1,803)	-	-	(1,803)
Loans from banking corporations and financial institutions and capital notes issued to the Parent Company	(1,660,314)	(167,439)	-	-	(1,827,753)

Total financial liabilities	(1,661,408)	(609,608)	(96,871)	(32)	(2,367,919)

Total financial instruments	(1,658,532)	189,153	27,669	9,354	(1,432,356)

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 24 - Financial Instruments and Risk Management (Cont.)

D.           Market risk (Cont.)

               Index and currency risk (Cont.)

	NIS		Foreign currency
	CPI linked	Unlinked	USD	EUR	Total
December 31, 2016
Assets

Cash and cash equivalents	-	43,463	42,669	27	86,159
Restricted deposits and cash	-	89,510	-	-	89,510
Loan to Parent Company	198,923	-	-	-	198,923
Customers and other receivables	3,463	135,747	-	-	139,210
Total Financial Assets	202,386	268,720	42,669	27	513,802

Liabilities
Trade payables	-	(102,992)	(20,879)	(47)	(123,918)
Other payables and credit balances	(4,631)	(5,373)	(4,911)	-	(14,915)
Provisions	(2,954)	-	-	-	(2,954)
Loans from banking corporations and financial institutions and capital notes issued to the Parent Company	(1,600,541)	(67,097)	(75,704)	-	(1,743,342)

Total financial liabilities	(1,608,126)	(175,462)	(101,494)	(47)	(1,885,129)

Total financial instruments	(1,405,740)	93,258	(58,825)	(20)	(1,371,327)

The exposure of the Group to foreign currency risk in respect of non-hedging derivative financial instruments is as follows:

	December 31, 2017
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount 1payable	Expiration date	Fair value
	NIS thousands
Forward contract on exchange rates	USD	NIS	9,846	34,387	1/2/ 2018	(253)

	December 31, 2016
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount 1payable	Expiration date	Fair value
	NIS thousands
Forward contract on exchange rates	USD	NIS	15,000	57,405	1/2/ 2017	219

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 24 - Financial Instruments and Risk Management (Cont.)

D.           Market risk (Cont.)

               Index and currency risk (Cont.)

		Fair Value as of December 31
		2017	2016
	Linkage Currency	NIS thousands
Contract for purchase of non-financial item	USD	5,099	11,553

The Group’s exposure to foreign currency risk, derivative financial instruments used for hedging is as follows:

	December 31, 2017
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount 1payable	Expiration date	Fair value
	NIS thousands
Forward contract on exchange rates	EUR	NIS	14,489	61,889	2018	(1,521)

The Group’s exposure to foreign currency risk, derivative financial instruments used for hedging is as follows:

	December 31, 2017
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount 1payable	Expiration date	Fair value
	NIS thousands
Forward contract on exchange rates	EUR	NIS	52,726	223,283	2017-2018	(9,283)
	USD	NIS	3,153	11,969	2017	61

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 24 - Financial Instruments and Risk Management (Cont.)

D.          Market risk (Cont.)

Index and currency risk (Cont.)

Sensitivity analysis

A strengthening (weakening) of the NIS by a rate of 5% or 10% against the following currencies would have increased (decreased) the comprehensive income or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, are held constant. The analysis is performed on the same basis for 2016.

	As at December 31, 2017
	Influence on profit (loss) and equity
	Decrease of 10%	Decrease of 5%	Increase of 5%	Increase of 10%
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Non-derivative instruments
USD/NIS	(2,103)	(1,051)	1,051	2,103
	(2,103)	(1,051)	1,051	2,103
Non-derivative instruments
EUR/NIS	(711)	(355)	355	711
	(711)	(355)	355	711
Derivative instruments
USD/NIS	(2,982)	(1,491)	1,491	2,982
	(2,982)	(1,491)	1,491	2,982
Derivative instruments
EUR/NIS	(3,818)	(1,909)	1,909	3,818
	(3,818)	(1,909)	1,909	3,818

	As at December 31, 2016
	Influence on profit (loss) and equity
	Decrease of 10%	Decrease of 5%	Increase of 5%	Increase of 10%
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Non-derivative instruments
USD/NIS	4,428	2,214	(2,214)	(4,428)
	4,428	2,214	(2,214)	(4,428)

Non-derivative instruments
EUR/NIS	2	1	(1)	(2)
	2	1	(1)	(2)
Derivative instruments
USD/NIS	(6,101)	(3,050)	3,050	6,101
	(6,101)	(3,050)	3,050	6,101
Derivative instruments
EUR/NIS	(15,991)	(7,996)	7,996	15,991
	(15,991)	(7,996)	7,996	15,991

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 24 - Financial Instruments and Risk Management (Cont.)

D.           Market risk (Cont.)

Index and currency risk (Cont.)

A change of 5%–10% in the CPI, would increase (decrease) the comprehensive profit or loss by the amounts shown below. The analysis below is based on changes in the CPI that in the Group’s opinion are reasonably possible as at the end of the period of the report. This analysis was made under the assumption that all the other variables, particularly the interest rates, are held constant and without taking any account of anticipated sales and purchases. The analysis with respect to 2015 was made on the same basis.

	As at December 31, 2017
	Effect on profit (loss) and equity
	Decrease of 10%	Decrease of 5%	Increase of 5%	Increase of 10%
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Long-term loans (CPI)	29,759	29,759	(50,448)	(100,896)

	As at December 31, 2016
	Effect on profit (loss) and equity
	Decrease of 10%	Decrease of 5%	Increase of 5%	Increase of 10%
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Long-term loans (CPI)	27,945	27,945	(58,297)	(118,235)

Interest rate risk

Set forth below is detail of the type of interest borne by the Group’s interest‑bearing financial instruments:

	As at December 31
	2017	2016
	NIS thousands	NIS thousands
Fixed rate instruments:
Loans from banks and financial institutions	1,827,753	1,600,541
Bonds	315,918	-
	2,143,671	1,600,541

Fair value sensitivity analysis for fixed-rate instruments

The Group's liabilities bearing fixed interest are not measured at fair value through the statement of profit or loss. Therefore, a change in the interest rates as at the date of the report would not be expected to affect the profit or loss in respect of changes in the value of fixed-interest assets and liabilities.

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 24 - Financial Instruments and Risk Management (Cont.)

E.            Fair value of financial instruments

The financial instruments of the Group mostly include non-derivative assets, such as: cash and cash equivalents, deposits and restricted cash, other receivables and debit balances and capital notes, non-derivative liabilities, such as: short-term credit, payables and credit balances, long-term loans and other liabilities; as well as derivative financial instruments.

Due to their nature, the fair value of the financial instruments included in the working capital of the Group is generally identical or approximates their carrying amount. The fair value of the long-term deposits and receivables and the long-term liabilities also approximates their carrying amount, as these financial instruments bear interest at a rate which approximates the acceptable market interest.

Derivative financial instruments are measured at fair value using a Level 2 valuation method – observable data, directly or indirectly, which are not included in quoted prices in an active market for identical instruments.

The following table shows in detail the carrying amount and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value.

	As at December 31, 2017
	Carrying
	amount **	Fair value
	NIS thousands	NIS thousands

Loans from banks and others (Level 2) (*)	1,827,753	2,221,979
Bonds (*)	315,918	365,728
	2,143,671	2,587,707

	As at December 31, 2016
	Carrying
	amount**	Fair value
	NIS thousands	NIS thousands

Loans from banks and others (Level 2) (*)	1,600,541	1,836,084
	1,600,541	1,836,084

(*) See Note 4.

(**)  including current maturities

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 25 - Related and Interested Parties

A.	Compensation and benefits to key management personnel (including directors)

In addition to his salary, the Group also provides non-cash benefits to a key executive  employed in the Group (such as a car, medical insurance, etc.), and contributes to a post-employment defined contribution plan on his behalf. A key executive also participates in the Company's share option plan. For further information, see Note 19.C.

Compensation and benefits to a key management executive who is employed by the Group:

	Year ended December 31
	2017	2016	2015
	NIS thousands
Employees benefits	3,154	2,466	3,117
Post-employment benefits	222	144	133
Share-based payment	548	-	-
	3,924	2,610	3,250

Compensation for directors who are not employed by the Group:

	For the Year ended December 31
	2017		2016		2015
In NIS thousands	No. of People	Amount	No. of People	Amount	No. of People	Amount
Total benefits for directors who are not employees	8	792	-	-	-	-

B.	Balances with related and interested parties

	As at December 31
	2017	2016
	NIS thousands	NIS thousands
Trade receivables	44,633	44,032
Other receivables	4	15,049
Loan to the Parent Company (1)	-	198,923
Trade payables	(413)	-
Other payables	(2,927)	(6,568)
Capital notes issued to related parties:
Parent Company (2)	-	(58,038)
Long-term related party (5)	(1,803)	(1,707)
	39,494	191,691

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 25 - Related and Interested Parties (Cont.)

C.	Transactions with related and interested parties

	Year ended December 31
	2017	2016	2015
	NIS thousands	NIS thousands	NIS thousands
Sales (3)	372,230	499,948	570,498
Cost of sales	(413)	-	-
General and administrative expenses	-	(561)	(15,009)
Other income (4)	113,516	115,663	-
Interest income on loan to the Parent Company (1)	6,167	16,690	23,212
Other financing expenses, net	(2,766)	(1,505)	(20)
Expenses in respect of capital notes issued to related parties:
Parent Company (2)	-	(6,231)	(17,013)
Long-term related party	-	-	(6,229)
	488,734	624,004	555,439

1.	For information on a loan to the Parent Company, see Note 10.B.

2.             For additional information on capital notes issued to the Parent Company, see Note 18.

3.	Rotem has entered into agreements with related parties for the sale of electricity mostly for 10-year periods pursuant to the terms that are set forth in the various agreements (see also Note 26A).

4.
From time to time, Rotem enters into agreements with a related party  for the sale of natural gas, particularly during the performance of maintenance works in Rotem. Under such agreements, Rotem sells natural gas to the related party  on an ad hoc basis, in variable quantities and at prices that are generally determined from time to time within ranges that are customary for the type of transaction. Hadera is obligated to consume gas at the minimum quantities defined by the parties to the gas supply agreements it had entered into (for further details regarding Hadera gas supply agreements, see Note 27.G). In order to meet this minimum consumption level until the date of commercial operation, Hadera sells part of the gas mainly to a related party (see also note 27.J.).

5.	For additional information regarding the long-term balance with a related party, see Note 18.

D.	Guarantees from related parties

The Parent Company and Veridis have provided each, in proportion to their holdings in Rotem (including indirect holdings), bank guarantees in favor of the Electricity Authority and the IEC (hereinafter – “debitory account guarantees”), as required under the agreement to purchase electricity that is, described in Note 27.C. below.  In December 2017, the Company assumed upon itself the guarantees to IEC, that had been provided by the Parent Company. Against the guarantees to IEC, the Company provided pledged deposits in the amount of approx. NIS 74 million. As of December 31, 2017 and 2016, the guarantees to IEC amount to NIS 87 million (linked to the CPI) and NIS 89 million (linked to the CPI), respectively. Subsequent to the reporting date, in February 2018, the guarantees to IEC were updated to NIS 93 million (linked to the CPI) and the pledged deposits to NIS 78 million. As to operating guarantees see also Note 26.A.(3).

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 26 – Subsidiaries and associates

A.	Subsidiaries including consolidated structured entities

Presented hereunder are details of the Group’s subsidiary:

	Principal	The Group’s ownership interest in
	location of the	the subsidiary for the year ended
	subsidiary's	December 31
	activity	2017	2016
Name of company
O.P.C. Rotem Ltd.	Israel	80%	80%
O.P.C. Hadera Ltd. *	Israel	100%	100%
AGS Rotem Ltd. *	Israel	80%	80%
O.P.C. Solar (general partner) Ltd.	Israel	100%	100%
O.P.C Operations Ltd. *	Israel	100%	100%
I.P.P. Rotem Operations and maintenance Ltd.	Israel	35%	35%

*Companies transferred to the Company as part of the structural change using the As Pooling method as described in Note 5.

1.	In August 2015, the Parent Company purchased from Hadera Paper Ltd. ("Hadera Paper") all of its holdings (100%) in Hadera and Hadera Paper Energy Center for total consideration of NIS 60 million.

Hadera has a conditional license for the construction of a power plant near Hadera Paper Mills with an installed capacity of up to 148.5 megawatts. The Hadera power plant is expected to provide the full electricity and steam needs of Hadera Paper and supply electricity to additional private customers and to IEC. The construction of Hadera power plant commenced in June 2016 and the Company estimates that commercial operation is expected to commence in the first half of 2019. The cost of construction of the power plant is estimated at NIS 1 billion. As of the reporting date, investments in Hadera power plant amount to NIS 563 million.

2.
In July 2016, Hadera entered into an agreement for the operation and maintenance of the power plant (hereinafter - the "Hadera Operating Agreement") with the Hadera Operating Company, which in May 2017 was transferred to the full ownership of the Company (see Note 5). As part of the agreement, the operating company will  operate and maintain the power plant, other than the services included in the service agreement (see Note 27.E.) in return for an amount to be approved  each year within the framework of the annual budget and amendments proposed by any party to the agreement. On the one hand, the operation and maintenance agreement includes certain obligations as to the performance of the power plant and compensation to Hadera in the event of noncompliance with the performance obligations, and on the other hand, Hadera is committed to pay bonus amounts in the event of an improvement in the performance of the plant as a result of the management of the power plant, up to a cumulative ceiling, as specified in the agreement. The agreement is valid for a period of 20 years from the date of commercial operation of the power plant.

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 26 – Subsidiaries and associates (Cont.)

A.	Subsidiaries including consolidated structured entities (Cont.)

3.
The Company holds 35% of I.P.P Rotem Operations and Maintenance Ltd. (hereinafter - "Rotem Operating Company"), which was established in order to operate and maintain the power plant in Rotem. The remaining holdings in the operating company are held by Veridis. In practice, Rotem’s employees maintain the power plant. Veridis and the Parent Company provided a bank guarantee in the amount of $ 1 million,  proportionately, in favor of Bank Leumi Trust Company Ltd., to secure any amount not paid by Rotem's operating company as required by the Rotem power plant operating agreement that was signed between Rotem and Rotem Operating Company. In December 2017, the Company assumed the share of the Parent Company in this guarantee against a pledged deposit of $ 350 thousand.

B.	Significant restrictions on the transfer of resources between the Group’s entities

Regarding restrictions on dividend distributions and liens on the assets of Rotem and Hadera, see Note 16.C.(1) and Note 16.C.(4)

C.	Non-controlling interests in subsidiaries

Rate of ownership interests held by non-controlling interests is 20% in 2017 and 2016. The table hereunder presents summary information on the Group’s subsidiaries.

Financial-position data:

	December 31
	2017	2016
	NIS thousands	NIS thousands
Current assets	438,769	306,875
Non-current assets	2,458,366	2,043,840
Current liabilities	326,463	313,200
Non-current liabilities	1,956,934	1,493,401
Non-controlling interests	84,239	70,602

Total net assets	5,264,771	4,227,918

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 26 – Subsidiaries and associates (Cont.)

C.	Non-controlling interests in subsidiaries (Cont.)

Operating results data:

	Year ended December 31
	2017	2016	2015
	NIS thousands	NIS thousands	NIS thousands
Sales	1,315,679	1,245,129	1,264,463
Profit for the year	97,679	92,461	207,980
Total comprehensive income	106,107	83,236	207,980
Profit attributable to non-controlling interests	21,033	18,392	40,002

Cash-flow data:

	Year ended December 31
	2017	2016	2015
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities	420,143	97,356	315,022
Cash flows from investing activities	(488,393)	(253,132)	(83,327)
Cash flows from financing activities, without dividend to non-controlling interests	238,590	(209,072)	(412,223)
Effect of exchange rate fluctuations on cash and cash equivalents	(6,411)	1,436	1,744
Total increase (decrease) in cash and cash equivalents	163,929	(363,412)	(178,784)

D.	Dividend distribution

In 2017, Rotem distributed dividends to the Company in the total amount of NIS 28,800 thousand and to Veridis in the total amount of NIS 7,200 thousand.

In 2016, Rotem distributed dividends to the Company in the total amount of NIS 141,898 thousand and to Veridis in the total amount of NIS 35,474 thousand.

Note 27 - Contingent Liabilities and Commitments

A.	Power purchase agreements with private customers

1.
Rotem has entered into long-term agreements with its customers for the sale of electricity. Most sales are conducted under long-term agreements for periods of at least 10 years from the commencement of supply. Additionally, from time to time, Rotem enters into short-term agreements for the sale of electricity (hereafter - “the PPA Agreements”). The consideration that is stipulated in the agreements is based on the TAOZ tariff with a certain discount given to the generation component.. The TAOZ tariff, including the generation component tariff, is determined and updated from time to time by the Electricity Authority. Under the terms of the agreements, Rotem is committed to a minimum availability of the power supply station (non-compliance with minimum availability is subject to financial penalties).

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 27 - Contingent Liabilities and Commitments (Cont.)

A.	Power purchase agreements with private customers (Cont.)

It should be noted that Rotem has no obligation to provide a discount on the generation component in certain cases, such as the non-supply of natural gas. The terms of the agreements also entitle Rotem to cancel the agreement, including in the event that the generation component drops below the minimum tariff that is set forth in the power purchase agreement with IEC. Rotem has an option to sell the relevant output that had been allocated to private customers back to IEC, subject to an advance notice of 12 months, and to be eligible for constant availability payments. As a rule, PPA agreements with customers are not secured by collateral.

2.
As at December 31, 2017, Hadera completed the signing of agreements for the sale of most of the generation capacity of the power plant to end users. The agreements are for a period of 10 years (except for the aforementioned in Section 3 above), while in most of the agreements the end user has an early termination right, in accordance with the terms set forth in the agreement with right of refusal of Hadera. The consideration was determined on the basis of the TAOZ rate, less a discount from the generation component.

If the consideration is less than the minimum tariff set for the generation component, the Company shall have the right to terminate the agreements. In addition, the agreements include compensation in the event of a delay in the commercial operation of the power plant and compensation for unavailability of the power plant below an agreed minimum level.

3.
In 2015, Hadera and Hadera Paper entered into two agreements for the supply of electricity and steam to Hadera Paper's plant, one relating to the period until the commercial operation of the power plant, which will be carried out through the existing energy center, and the second relating to the period commencing with the commercial operation of the power plant for a period of 18 years thereafter, which will be carried out through the Hadera power plant.

The above agreements include a commitment by Hadera Paper to the "Take-or-Pay" mechanism (Take-or- Pay) (hereinafter - "TOP") for a certain annual quantity of steam, on the basis of a mechanism set forth in the agreements.  The agreements include the obligation of Hadera, inter alia, to certain availability with regard to the supply of electricity and steam and exposure to fines in the event of non-compliance with the date of commercial operation of the power plant as specified in the agreements.

B.	Setting of tariffs by the Electricity Authority

In September 2015, the Electricity Authority published a resolution, effective from September 13, 2015, that reduces the generation component tariff to NIS 265.2 per MWh.

The aforesaid reductions in tariffs have decreased the revenues and profitability of the Company. Furthermore, since Rotem and Hadera pay the minimum price that is stipulated in the gas agreement from November 2015, and April 2016, respectively, additional future price reductions in the generation component tariff, if any, are not expected to decrease the cost of gas, but rather reduce its profit margins, which could materially affect the business, operating results, operations and financial position of Rotem and Hadera.

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 27 - Contingent Liabilities and Commitments (Cont.)

B.	Setting of tariffs by the Electricity Authority (Cont.)

On December 19, 2016, the Electricity Authority published a resolution on the updating of tariffs for 2017 (hereinafter – “2017 Tariff Update”), which reduces the generation component tariff by close to 0.5%, from NIS 265.2 per MWh to NIS 264 per MWh. According to the resolution, this tariff was in effect in the period between January 1, 2017 and January 15, 2018.  However, effectively, the Company's net revenues increased by 2%, despite the 0.5% reduction in the generation component tariff), due to the fact that the total TAOZ tariff components (transmission, distribution, systemization and manufacturing) at the previous tariff were lower than the TAOZ tariff itself.

Subsequent to the reporting date, on January 8, 2018, the Electricity Authority published a resolution which took effect on January 15, 2018, regarding the update of tariffs for 2018 ( "2018 Tariff Update "), by which the rate of the generation component was raised by 6.7% from NIS 264 per MWh to NIS 281.6 per MWh. As a result of the 2018 Tariff Update, Rotem and Hadera may pay higher price for natural gas than the minimum price stipulated in their gas agreements.

C.	Electricity purchase agreement

Agreement for the purchase of electricity in Rotem

Following it winning a tender for the construction of a power plant on November 2, 2009, Rotem signed a power purchase agreement (hereinafter - “the PPA”)  with IEC, whereby Rotem undertook to construct the plant pursuant to the terms of the PPA, and IEC undertook to purchase capacity and energy from Rotem pursuant to the terms of the PPA, over a period of twenty (20) years from the date of commercial operation of the plant.

The PPA includes sections governing the obligations of each of the parties in the construction and operation period, as well as a compensation mechanism in the case of non‑compliance by one of the parties with its obligations under the PPA.

In March 2013, Rotem received a letter from the IEC, claiming a breach of the PPA by Rotem, due to the delay in the commercial operation date. Rotem responded that it rejects the aforementioned claim. No legal claim has been filed by the IEC. Based on the opinion of Rotem's legal counsel, Rotem believes that it is more likely than not that any prospective IEC claim in this respect will not be successful, and therefore, no provision was made in the financial statements.

In 2014 (commencing in August), letters were exchanged between Rotem and the IEC concerning the tariff to be payable by Rotem to the IEC in respect of electricity that it had purchased from the electric grid, in connection with the sale of electricity to private customers, where the electricity generation in the power plant was insufficient to meet the electricity needs of such customers.

It is Rotem’s position that the applicable tariff is the “ex-post” tariff, whereas according to the IEC in the aforesaid exchange of letters, the applicable tariff is the TAOZ tariff and based on part of the correspondence, even a tariff  25% higher than the TAOZ tariff (and some of the correspondence also raises allegations of breach of the PPA with the IEC). In order to avoid a dispute on this single point, Rotem paid the IEC the TAOZ tariff for the aforesaid purchase of electricity and as from that date pays to the IEC the TAOZ tariff on the purchase of electricity from the IEC for sale to private customers. In the opinion of Rotem, which is based on the opinion of its legal counsel, it is more likely than not that Rotem will not pay any additional amounts in respect of the period ended December 31, 2017. Therefore, no provision was included in the financial statements.

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 27 - Contingent Liabilities and Commitments (Cont.)

Agreement to purchase electricity in Hadera

In September 2016, Hadera signed an agreement with the IEC to purchase energy and provide infrastructure services. As part of the agreement, Hadera undertook to sell energy and related services to the IEC, and the IEC undertook to sell Hadera infrastructure services and electricity system management services, including backup services, in accordance with the provisions of the agreement, the provisions of the law and the book of standards. These undertakings, and the payment obligations in respect thereof, are set in the framework of the provisions of the agreement. The agreement will remain in effect until the end of the period in which Hadera is permitted to sell electricity to private consumers according to the provisions of the supply license, with respect to the infrastructure services and management of the system, and until the end of the period in which Hadera is permitted to sell energy to the system manager, in accordance with the provisions of the generation license (i.e., up to the end of 20 years from the date of commercial operation), with respect to the purchase of energy and related services. The agreement also includes provisions regulating the connection of the Hadera power plant to the electricity grid, as well as provisions regulating the planning, construction, operation and maintenance of the Hadera power plant. Among other things, it was determined that the system administrator will be entitled to disconnect the Hadera power plant from the electricity grid if it fails to comply with the safety instructions prescribed by law, or a safety instruction of the system administrator, that was delivered to Hadera in advance and in writing. Hadera has also undertaken to meet the availability and reliability requirements set forth in its license and the book of standards, and to pay for failure to meet them in accordance with the book of standards.

D.	Construction and service agreements in Rotem

1.             EPC agreement

On June 27, 2010, Rotem signed an agreement with the Korean company, Daewoo International (hereinafter – “Daewoo”), for the construction of a combined cycle power plant with a generation capacity of about 466 megawatts pursuant to the generation license of Rotem on a turnkey basis (hereinafter – the "EPC agreement”). On July 6, 2013, Daewoo successfully completed the commissioning and testing of the power plant (using natural gas) and Rotem declared commercial operation of the power plant with an installed capacity of 466 megawatts, pursuant to the generation license, including the activation of an EVAP cooling system.

On April 20, 2015, Rotem and Daewoo signed a compromise agreement, following various disputes between the parties, according to which Rotem paid Daewoo the aggregate amount of approx. NIS 16.5 million, for the final milestone payment under the EPC agreement and related payments, and Daewoo paid Rotem the amount of approx. NIS 7.2 million for warranty claims and additional issues. Pursuant to the compromise agreement, Daewoo undertook to waive all its claims and demands against Rotem, and Rotem undertook to waive all its claims and demands against Daewoo, with the exception of petitions pertaining to the warranty.

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 27 - Contingent Liabilities and Commitments (Cont.)

D.	Construction and Service agreements (Cont.)

2.             LTSA Agreement

On June 27, 2010, Rotem entered into an agreement with Mitsubishi Heavy Industries Ltd. (which was assigned to Mitsubishi Hitachi Power Systems Ltd. on June 24, 2014 and again to Mitsubishi Hitachi Power Systems Europe Ltd. on March 31, 2016) (hereinafter – “Mitsubishi”), for the long-term maintenance of the Rotem power plant, commencing on the date of its commercial operation, for an operation period of 100,000 work hours or until the date on which 8 scheduled treatments of the gas turbine have been completed (which the Company estimates at 12 years), at a cost of EUR 55 million, payable over the period based on the formula that is set forth in the agreement (hereinafter – “the Maintenance Agreement”). According to the Maintenance Agreement, Mitsubishi will perform maintenance work on the main components of Rotem power plant, comprising the gas turbine, the steam turbine and the generator (hereinafter – “the Main Components”). Additionally, Mitsubishi will supply new or renovated spare parts, as necessary. It should be noted that the Agreement covers scheduled maintenance and that, as a rule, Rotem will be charged separate additional amounts for any unscheduled or additional work, to the extent required. Nevertheless, the Agreement provides for unscheduled maintenance, subject to certain restrictions and to the terms of the Agreement.

As part of the Maintenance Agreement, Rotem undertook to perform the maintenance work that does not relate to the Main Components, as well as regular maintenance of the site. Additionally, Rotem will provide to Mitsubishi, during the servicing, services and materials that are not covered under the Maintenance Agreement, and will make personnel available as set forth in the agreement. The Maintenance Agreement stipulates the testing, renovation and maintenance cycles of the Main Components as well as the duration of each test.

The Maintenance Agreement includes undertakings by Mitsubishi in connection with the performance of the Rotem power plant. Mitsubishi has undertaken to compensate Rotem in the event of non-compliance with the aforesaid undertakings and Rotem, on its part, has undertaken to pay bonuses to Mitsubishi for improvement in the performance of the Rotem power plant as a result of the maintenance work; all this - up to an annual ceiling amount, as stipulated in the Maintenance Agreement.

3.
In 2017, Rotem and MHI jointly advanced the scheduled maintenance date from November 2017 to April 2017. As a result of advancing the maintenance date, Rotem accelerated the depreciation of the maintenance component at the Rotem power plant. The impact of the accelerated depreciation on the results of operations in the report period amounted to NIS 8.6 million. As at December 31, 2017, Mitsubishi completed three planned gas turbine treatments.

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 27 - Contingent Liabilities and Commitments (Cont.)

E.	Construction and service agreements in Hadera

Construction agreement

On January 21, 2016, an agreement was signed between Hadera and SerIDOM Servicios Integrados IDOM, S.A.U (hereinafter - “IDOM”), for the design, engineering, procurement and construction of a cogeneration power plant, in consideration of approximately USD 156 million (including addenda to the Agreement that were signed at a later date), which is payable on the basis of progress and the achievement of milestones. The agreement contains a mechanism for the compensation of Hadera in the event that IDOM fails to meet its contractual obligations, up to the amounts that are set forth in the agreement. IDOM has provided  bank guarantees and a corporate guarantee of its parent company to secure said obligations, and the Company has furnished a guarantee to IDOM,  to secure part of Hadera's liabilities. Subsequent to the reporting date, in March 2018, the Company assumed the corporate guarantee that had been furnished by the Parent Company.

Service agreement

On June 27, 2016, Hadera entered into a long-term service agreement (hereinafter - “the Service Agreement”) with General Electric International Inc. (hereinafter - “GEII”) and GE Global Parts & Products GmbH (hereinafter - “GEGPP”), pursuant to which these two companies will provide maintenance treatments for the two gas turbines of GEII, generators and auxiliary facilities of the Hadera Power Plant, for a period commencing on the date of commercial operation, until the earlier of: (a) the date on which all of the covered units (as defined in the Service Agreement) have reach the end-date of their performance and (b) 25 years from the signing date of the Service Agreement. The cost of the service agreement amounts to $ 42 million, with the consideration payable over the term of the Agreement, based on the formula prescribed therein.

The Service Agreement contains a guarantee of reliability and other obligations concerning the performance of the power plant and indemnification to Hadera in the event of failure to meet the performance obligations. At the same time, Hadera has undertaken to pay bonuses in the event of improvement in the performance of the plant as a result of the maintenance work, up to a cumulative ceiling for every inspection period. GEII and GEGPP provided Hadera with a corporate guarantee of their Parent Company to secure these liabilities, and the Parent Company provided GEII and GEGPP with a corporate guarantee to secure some of Hadera's liabilities. Subsequent to the reporting date, in March 2018, the Company assumed the corporate guarantee that was provided by the Parent Company.

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 27 - Contingent Liabilities and Commitments (Cont.)

F.	Gas transmission agreements

1.
In July 2010, Rotem signed a gas transmission agreement with Israel Natural Gas Lines Ltd. (hereinafter - “INGL”). The agreement expires in 2029, with a renewal option for 5 additional years. The agreement includes a payment for a gas Pressure Regulation and Measurement Station (PRMS), which was constructed for Rotem, at a cost of about NIS 47 million and a monthly payment for use of the transmission infrastructure. As part of the agreement, Rotem provided to INGL a deposit at the amount of NIS 2 million, to secure the monthly payment.

2.
In July 2007, Hadera Paper signed a gas transmission agreement with INGL, which was assigned to Hadera on July 30, 2015, that regulates the transmission of natural gas to the Energy Center. As part of the agreement, which was extended and updated several times, INGL shall construct a PRMS facility for the constructed power plant (hereinafter - "the new PRMS facility") at a cost of NIS 27 million. The agreement includes a monthly payment for the use of infrastructure and for gas transmission to the power plant under construction. The agreement period is 16 years from the date of operation of the new PRMS facility in a window of time that may be postponed for reasons specified in the agreement. The agreement includes a renewal option for an additional five years.

As part of the agreement, Hadera furnished  a bank guarantee to INGL in the amount of approximately NIS 295 thousand linked to the CPI, in connection with Hadera's monthly payment commitment pursuant to the agreement. It should be noted that this guarantee, which was originally provided by the Parent Company, was replaced by a similar guarantee of Hadera (in accordance with fulfillment of the relevant conditions under the Hadera loan agreement). In addition, the Company provided a CPI-linked corporate guarantee in the amount of NIS 3,930 thousand in connection with the undertaking to construct the new PRMS facility for Hadera under the agreement.

G.	Natural gas supply agreements

Agreement between Tamar and Rotem

On November 25, 2012, Rotem signed an agreement with the Tamar Partners which, as of the reporting date, are Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Dor Gas Exploration Limited Partnership, Everest Infrastructures Limited Partnership and Tamar Petroleum Limited Partnership  (hereinafter – "Tamar Partners"), regarding the natural gas supply to the power plant (hereinafter – "the Agreement between Tamar and  Rotem"). Agreement between Tamar and Rotem shall remain in effect until the earlier of June 2029 or the date by which Rotem consumes the full contractual quantity. Rotem will purchase natural gas in an overall maximum quantity of 10.6 BCM (billion cubic meters).

Certain annual quantities in the agreement between Tamar and Rotem are subject to a "take-or-pay" obligation (hereinafter – "the TOP"), based on a mechanism set forth in the agreement.  Under the agreement between Tamar and Rotem, under certain circumstances, in which there will be a payment for a quantity of natural gas that is not actually consumed or a quantity of gas is purchased above the TOP amount, Rotem may, subject to the restrictions and conditions set forth in the agreement, accrue this amount for a limited time, and use it within the framework of the agreement. The agreement includes a mechanism that allows under certain conditions to assign these rights to related parties that were not used proximate to their expiration date. In addition, Rotem has the option to sell gas surpluses in a secondary sale (with respect to distribution companies, at a rate of up to 15%).

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 27 - Contingent Liabilities and Commitments (Cont.)

G.	Natural gas supply agreement (Cont.)

In addition, Rotem was granted an option to reduce contractual daily quantity to a quantity equal to 83% of the average gas consumption in the three years preceding the notice of exercise of this option. The annual contractual quantity will be reduced starting 12 months after the date of such notice, subject to the adjustments set forth in the Tamar Agreement with Rotem (including the TOP). If the annual contractual quantity is decreased, all other contractual quantities set forth in the agreement shall be decreased accordingly. Nevertheless, the TOP is expected to decrease, such that the quantity of minimum consumption will constitute 50% of the average gas consumption in the three years prior to the notice of the option’s exercise. The option is exercisable starting from January 1, 2020, and not later than December 31, 2022. The Anti-trust Commissioner has the power to update the notice period in accordance with the circumstances.

On December 28, 2015, the agreement received the approval of the Israeli Anti-trust Commissioner hereinafter - the " Commissioner").

The agreement between Tamar and Rotem allows cutting back the supply of gas to Rotem during the "interim period" in the event of gas shortage and gives preference in such a scenario to certain customers of Tamar Partners over Rotem.

Nevertheless,  in April 2017, the Natural Gas Sector Regulations (Maintaining a Natural Gas Sector during Contingencies), 2017, were published, which provide for the handling of the gas supply in the event of failure by a gas supplier to supply all of the natural gas out of the relevant field.

As a rule, pursuant to the Regulations, in the event of shortage of natural gas, the available gas will be proportionately allocated among electricity-generating consumers and consumers that do not generate electricity, based on their average consumption, and after deducting gas quantities that are reserved for distribution consumers. It should be noted that, in extraordinary circumstances where the shortage largely harms the regular operation of the electricity sector, the Regulation authorize the Minister of Energy to order exceptions to the allocation that is set out in the Regulations, after consulting with the Director of the Natural Gas Authority and the Director of the Electricity Authority.

Without derogating from the aforesaid pursuant to the gas sale and purchase agreement (hereinafter – “GSPA”), Rotem is defined as a "Tier B" customer and accordingly during the "Interim Period" which according to a statement from the Tamar Partners, commenced, in April 2015 and will end in September 2020, under certain circumstances, the Tamar Partners will not be obligated to supply Rotem's daily capacity. On the other hand,. during the "Interim Period" Rotem is not subject to any TOP obligation.

Pursuant to the agreement, the price is based on a base price in NIS that was determined on the date of signing the agreement, linked to changes in the generation component tariff, which is part of the TAOZ, and in part (30%) to the USD representative exchange rate. As a result, increases and decreases in the generation component, as determined by the Electricity Authority, affect Rotem's cost of sales and its profit margins. In addition, the natural gas price formula set forth in the agreement between Tamar and  Rotem is subject to a minimum price denominated in USD. As a result of past reductions in the generation component tariff, Rotem began paying the minimum price starting November 2015, and therefore decreases in the generation tariff in February and September 2015 adversely affected Rotem's profit margins.

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 27 - Contingent Liabilities and Commitments (Cont.)

G.	Natural gas supply agreement (Cont.)

In July 2013, the Electricity Authority published four generation component tariff indicators, ranging from NIS 333.2 per MWh to NIS 386 per MWh, instead of the single tariff that had previously been used. In January 2015, the Electricity Authority published new tariffs, which reduced the tariff rates by approximately 10%. A disagreement arose between the parties in connection with the indexation of their natural gas price formula for Rotem’s gas supply agreement with the Tamar Partners, as to which of the Electricity Authority’s July 2013 tariffs applied to Rotem’s supply agreement and have a similar disagreement with respect to the tariffs published in January2015.

Under the Agreement between Tamar and Rotem, Rotem deposited in escrow, on May 25, 2017, the sum of $21,750 thousand (the balance of which includes interest accrued as of December 31, 2017, amounting to NIS 75,670 thousand), until the dispute has been decided.  This amount represents the amount in dispute, excluding the accrued interest.

On June 21, 2017, the Tamar Partners submitted a request to institute an arbitration proceeding in accordance with the  agreement between Tamar and Rotem. Their main claim is that the relevant tariff for calculating the contract price during the dispute period is NIS 386 per MWh, or, alternatively, NIS 366.6 per MWh.  On July 20, 2017, Rotem submitted its response to the request to initiate an arbitration proceeding, through its attorneys. Among other things, Rotem rejected Tamar Partners’  claims and also requested that it be determined that the relevant tariff in connection with the price of gas during the dispute period is NIS 333.2 per MWh, that the amount deposited in escrow will be immediately released to Rotem, plus the accrued profits interest, and that Tamar Partners will bear the costs of Rotem's arbitration.

As of December 31, 2017, the amount that was deposited in the escrow account was classified as a long-term deposit in non-current assets, in view of the Company's inability to estimate whether this amount will be returned to the Company within 12 months from the reporting date. It should be noted that in the Company's financial statements as at March 31, 2017, the Company classified said amount under current assets, inter alia, since, as of that date, no formal legal proceedings had been initiated, including the arbitration process, and the said amount had not yet been deposited in an escrow account.  While taking into account all options available to the Company at that time, the Company believed that this amount would be returned within 12 months from the reporting date .

Subsequent to the reporting date , in February 2018, Tamar Partners filed a detailed statement of claim, in which they repeated the abovementioned contentions.  Additionally, an alternative claim was raised, according to which it is to be determined that the relevant date for the dispute period is NIS 361.5 per Mwh (representing the average of the 4 tariffs published by the Electricity Authority in July 2013).  The Company rejects the contentions of Tamar Partners.

Rotem believes that it is more likely than not that Rotem's position will be accepted and, therefore, no provision was recorded in the financial statements in respect of said dispute. Nevertheless, Rotem estimates that the maximum amount of its exposure in respect of said dispute, as of the financial statements’ date of approval, will not exceed approx. USD 40 million.

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 27 - Contingent Liabilities and Commitments (Cont.)

Tamar agreement with Hadera

On June 30, 2015, the gas sale and purchase agreement with the Tamar Partners that was signed on January 25, 2012 with Hadera Paper Mills (hereinafter – “the Tamar Agreement with Hadera”) was assigned to Hadera.

In addition, on September 6, 2016, Hadera and the Tamar Partners entered into an agreement for the sale and purchase of additional gas ("the Additional Gas Agreement") for the supply of additional quantities of natural gas (in addition to the original gas agreement) commencing from the power plant operation date.

The price of gas is linked to the weighted generation component published by the Electricity Authority and includes a "floor price".

As part of the agreement between Tamar Partners and Hadera, Hadera has provided bank guarantees in the amount of about $ 6.2 million (approximately NIS 21 million) in favor of Tamar Partners, in connection with Hadera's undertaking as part of this agreement. It should be noted that these guarantees, which were originally issued by the Parent Company were replaced by parallel guarantees provided by Hadera (in accordance with fulfillment of the relevant conditions in the Hadera loan agreement).

Energean agreements

On December 6, 2017, Rotem, Hadera, Israel Chemicals Ltd. and ORL (hereinafter: “Group companies”) signed agreements with Energean Israel Ltd. (hereinafter - "Energean"), which has holdings in the Karish and Tanin gas reservoirs (hereinafter - "the gas reservoir"), to purchase natural gas (subject to the fulfillment of suspending conditions). The agreements with respect to each of the Group companies are separate and independent. According to the terms set forth in the agreements, the total quantity of natural gas that Rotem and Hadera are expected to purchase is about 9 BCM (for Rotem and Hadera together) for the entire supply period (hereinafter - the "Total Contractual Quantity"). The agreement includes, among other things, a TOP mechanism under which Rotem and Hadera will undertake to pay for a minimum quantity of natural gas, even if they have not used it.
Furthermore, the agreements include additional provisions and arrangements customary in agreements for the purchase of natural gas, including with regard to maintenance, gas quality, limitation of liability, buyer and seller collateral, assignments and liens, dispute resolution and operational mechanisms.

The agreements will be valid for 15 years from the earlier of the date the agreement takes effect,  or until completion of the supply of the total contractual quantity from Energean to each of the subsidiaries (Rotem and Hadera), whichever earlier. According to each of the agreements, if after 14 years have elapsed from the date the agreement takes effect the contracting company did not take an amount equal to 90% of the total contractual quantity, subject to advance notice, each party may extend the agreement for an additional period which will begin at the end of 15 years from the date the agreement takes effect, until the earlier of: (1) completion of consumption of the total contractual quantity; or (2) at the end of 18 years from the date the agreement takes effect. It should be noted that the agreement includes circumstances under which each party to the agreements will be entitled to terminate the relevant agreement before the end of the contractual period, including in cases of prolonged non-supply, damage to collateral and more.

As for the consideration, the price of natural gas is based on an agreed formula, linked to the electricity generation component and includes a minimum price. The total financial volume of the agreements, signed by Rotem and Hadera, may reach $ 1.3 billion (assuming maximum consumption according to the agreements and according to the gas price formula as at the date of this report), and depends mainly on the electricity generation component and the gas consumption. Subsequent to the reporting date, on January 14, 2018, a meeting of the Company's shareholders approved the agreement.

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 27 - Contingent Liabilities and Commitments (Cont.)

H.
In September 2014, Rotem signed a diesel oil purchase agreement with Delek – Israel Fuel Ltd. The agreement will be valid until the end of June 2018. Rotem will use diesel oil as backup oil for the power plant, in case of shortage of natural gas and in periodic tests. The price of diesel oil is based on the price of diesel oil published by the Ministry of Energy, plus a margin agreed by both parties.

I.
As a result of the Electricity Authority’s publications from May 2013 and from August 2014, Rotem recorded provisions for system management services and diesel oil fees in the amount of NIS 272 million as at December 31, 2014. In September 2015, the Electricity Authority published a final decision that obligates private electricity producers in Israel to pay system management service charges retroactively from June 1, 2013. In December 2015, following the aforesaid Electricity Authority resolution, the IEC issued an invoice indicating that the amount of the system management services charges until June 2015 is NIS 163 million, including interest and CPI-linkage. Since July 2015, Rotem has been receiving current system management service charges from IEC.

In the opinion of Rotem's management, which is based on the opinion of its legal counsel, in view of the Electricity Authority’s resolution, it is more likely than not that Rotem will not be charged more than the amount that was billed, and as a result, the provision created in the past was reduced by approximately NIS 127 million, by way of a deduction from the cost of sales for 2015.

In February 2016, Rotem paid the principal amount of the system management fees in the amount of NIS 154 million. On August 14, 2016, the Electricity Authority published a resolution, which reduced the interest rate previously stipulated in its decision. Accordingly, the provision was reduced by NIS 5 million, by way of a deduction from financing expenses for 2016. As at December 31, 2017, Rotem paid the balance of the provision.

J.	Hadera agreement for the sale of gas to Oil Refineries Ltd. (hereinafter – “ORL”)

On December 23, 2015, Hadera entered into an agreement with ORL for the sale of surplus quantities of gas that are supplied to it under the agreement with the Tamar Partners, as described in Note 27.G.. above, for a period of 3 years commencing on January 1, 2016, with an option to extend the period as well as early termination rights. Additionally, ORL has a “take-or-pay” commitment in relation to a certain annual quantity of natural gas, in accordance with the mechanism that is set forth in the agreement. The Company has an option to discontinue the sale of gas, subject to a written advance notice of 60 days, but not prior to February 2018.

K.	Land lease agreements in Hadera

In June and August 2015, Hadera entered into two agreements with Hadera Paper for the lease of two parcels of land - one on which a power plant will be constructed and another on which the energy center is located. Both lease agreements are for a period of 20 years following the commercial operation of the power plant, but in no case more than 25 years. The land lease is accounted for as an operating lease, since all the related risks and rewards of ownership apply primarily to the lessor.

Following the commercial operation of the Hadera Power Plant, Hadera Paper may notify Hadera of its wish to dismantle and scrap the equipment of the energy center, in which case the parties will agree on a date for dismantling the equipment and terminating the lease agreement concerning the area of the energy center.

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 27 - Contingent Liabilities and Commitments (Cont.)

L.
On April 5, 2017, the Company signed an option agreement with Hadera Paper, effective from February 9, 2017, concerning the lease of an area of some 68,000 sq.m. in proximity to the Hadera power plant, pending the approval of the competent organs of the parties. The option period commenced on the date of signing of the agreement and expires on December 31, 2022. The option period is divided into three periods for which the option fees will be payable: NIS 500 thousand for 2017; NIS 1,500 thousand for 2018; and NIS 3,000 thousand for each of the years 2019 through 2022 (inclusive). As part of the agreement, the Company undertakes to act to obtain statutory authorization for the advancement of a national infrastructure plan for the construction of a power plant on the leased area and to pursue the advancement and approval of the statutory plan within the option period.  The Company is required to notify, at least 90 days prior to the end of each option year, of its intention to extent the option for an additional year. Otherwise, the option will expire at the end of the same year. According to the agreement, the option will expire if the National Infrastructure Committee in the Planning Administration refuses to approve the statutory plan and the Company does not initiate legal proceedings in connection with such refusal. If the option is exercised, the lease agreement will be for a period of 25 years less one month, as from the date of  handing over possession of the leasehold (i.e. the date of exercising the option) or the date of commencement of commercial operation, as set forth in the agreement, with an option to extend the engagement. It is further stipulated that the lease agreement will not include a liability limit and that the Company will bear all fees, taxes and payments that are imposed in respect of the construction of a power plant on the leasehold.

M.
On April 6, 2017, the Company entered into a series of agreements for the acquisition of up to 95% of Zomet Energy Ltd. (hereinafter – “Zomet”). Zomet is a private company that is advancing a project for the construction of a natural gas-powered power plant, using an open cycle conventional technology, with an output of some 396 megawatts, in proximity to the Plugot Intersection (hereinafter – “the Zomet Project”). The series of agreements includes three agreements, as follows: (a) an agreement for the acquisition of 47.5% in Zomet from party A, (b) an option agreement from the acquisition of 47.5% in Zomet from party B, and (c) an agreement with party C regarding the waiver of its rights in connection with the shares of party A and party B in Zomet (hereinafter – “Zomet Agreements”). The remaining shares in Zomet (5%) are held in trust on behalf of private shareholders (hereinafter – "non-controlling interests"), and the Company has assumed previous undertakings made to the non-controlling interests, including bearing their share of the investments that are necessary for the construction of the Zomet Project. The total transaction consideration under the aforesaid agreements is expected to aggregate approximately USD 23 million, subject to adjustments pertaining to the volume of the Zomet Project and subject to the payment milestones that are stipulated in the Zomet agreements, and as they were updated with the agreement of the parties. The lion’s share of the consideration is payable after the transfer of the shares, on the date of financial closing of the Zomet Project.

The completion of the transaction is conditional upon the fulfillment of suspending conditions that are set forth in the Zomet Agreements, including the receipt of the Electricity Authority’s approval for the transfer of control in Zomet, receipt of a new license for Zomet or renewal of the existing conditional license that was issued to Zomet on December 29, 2010,and the approval of the Anti-Trust Commissioner (which was received on April 26, 2017). During February 2018, the Electricity Authority announced the expiry of the conditional license. Therefore, the consent of the Electricity Authority is no longer required to transfer the control of Zomet in order to close the transaction.

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 27 - Contingent Liabilities and Commitments (Cont.)

M.	(Cont.)

It should be noted that, commencing on the date of receipt of the approval of the Anti-Trust Commissioner, the Company has undertaken to finance the operating activities of Zomet on the basis of an agreed-upon budget. Accordingly, the Company signed a letter of undertaking to Zomet, according to which it will finance Zomet’s ongoing activity for a period of 12 months, starting on the date of signing the aforementioned series of agreements. In November 2017, the petition submitted by the Kiryat Gat Municipality (hereinafter - "the Municipality") to the High Court of Justice was canceled, against the validity of National Infrastructure Plan 55 (hereinafter - "Plan 55") applying to the project. However, in November 2017, the Municipality submitted a new administrative petition to the Administrative Court in Beer Sheva against the propriety of the proceedings that were taken in connection with the granting of the Plan 55 relief, in order to change the configuration of the power station from a combined cycle station to an open cycle station (hereinafter - "the Administrative Petition").  Subsequent to the date of the report, in March 2018, the Administrative Petition was rejected by the Be'er Sheva District Court.

On August 7, 2017, the Electricity Authority received a letter from the Chairman of the Concentration Committee, stating that the Concentration Committee recommended, for reasons of centralization of the entire economy, that the Company should not be granted a conditional license to produce 400 MW of electricity at an open cycle power plant of the Zomet company. As a result, negotiations were held between the Company and the Concentration Committee on this issue, and in addition the Company applied to its controlling shareholder, Kenon, and to interested parties therein, all in order to examine ways of working to resolve this issue. As of the date of this report, the decision of the Concentration Committee is pending and there is no certainty that it will be possible to bring about its change.

Subsequent to the reporting date, on February 26, 2018, the Company's Board of Directors approved a waiver on the condition borne by obtaining the new license for Zomet, as a suspending condition to complete the transaction.  In accordance with the aforesaid, regarding the board of directors’ approval, all of the suspending conditions for completing the transactions were fulfilled.  On the said date, the board of directors approved the modification of the milestones for payment  provided in the agreements, and to take action to complete the agreements related to the purchase of the shares of Zomet,  and on March 7, 2018, the transaction was completed and control of Zomet was transferred to the Company (hereinafter - "the closing date"). The payment on the closing date amounted to USD 3,650 thousand. An additional USD 3,650 thousand will be paid close to the publication date of the report in light of the rejection of the Administrative Petition as described above and the balance of USD 15,800 thousand will be paid on the date of the financial closing of Zomet.

N.
In July 2017, Rotem received the all the data required for settling of accounts with its private customers and the IEC, following a delay in the receipt of the necessary data for the period from commencement of the commercial operation of Rotem through November 1, 2015, pursuant to the PPA agreements with its private customers. Accordingly, in the report year, Rotem issued charges to its customers in the amount of approx. NIS 11 million in respect of the settling of accounts and on the other hand, included expenses of approx. NIS 4 million to the IEC.

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 27 - Contingent Liabilities and Commitments (Cont.)

O.
In June 2017, the Electricity Authority published a resolution regarding the regulation of the use of fuels for the realization of an economic burden program in the electricity sector. In accordance with the arrangement included in the resolution, the system administrator will semi-annually plan the total amount of diesel oil and liquid gas required for the electricity sector, such that liquid gas (if required) will be allocated to the IEC generation stations, and diesel oil will be allocated equally according to the relative share of the installed output in gas of the dual fuel facilities.

As a result, operation by diesel oil is expected to increase at a higher level than in the past. Said regulation defines the required availability of producers for the use of diesel oil, and determines that the sale of gas by the IEC to consumers outside of the electricity sector will not be carried out during hours when there is a shortage of gas in the electricity sector.

P.
On September 21, 2017, during scheduled maintenance of the Tamar gas reservoir rig, a technical failure was discovered that required immediate treatment and a complete halt in the supply of gas until the failure was corrected. The regular supply from the reservoir was renewed on September 27, 2017. In the period between September 21 and September 27, 2017, no gas was supplied from the Tamar reservoir to the entire country, (hereinafter - the "Tamar Malfunction") including to Rotem. During the Tamar Malfunction, according to the directives of the system administrator, Rotem's power plant operated on diesel oil in lieu of gas which caused Rotem surplus expenses from the use of diesel oil. In accordance with arrangements in place with the IEC, Rotem was indemnified by the IEC for the surplus costs incurred due to the use of diesel oil.

Q.
In November 2017, a motion was filed with the Tel Aviv-Jaffa District Court to approve a derivative lawsuit on behalf of Oil Refineries Ltd. (hereinafter - "ORL" and "the motion", respectively). The motion is based on the petitioner's contention that the undertaking in the electricity purchase transaction between ORL and Rotem is an extraordinary interested party transaction that did not receive the approval of the general shareholders’ meeting of ORL on the relevant dates. The respondents to the motion include ORL, Rotem, the Israel Corporation Ltd. and the members of ORL's Board of Directors at the time of entering into the electricity purchase transaction. The requested remedies include remedies such as a "mandatory" injunction and financial remedies. The Company is studying the motion and will respond to it as part of the legal process. In view of the preliminary stage of the motion, Rotem and its legal advisors are unable to assess the chances of success of the motion, the claim and the expectation of a negative cash flow by Rotem. Therefore, Rotem did not record a provision in its financial statements.

O.P.C Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 28 - Subsequent Events

Subsequent to the reporting date, on January 10, 2018, a motion was filed with the Tel Aviv-Jaffa District Court for the approval of a derivative claim by a shareholder of ORL against former directors of ORL, current directors, the Company, Rotem, Hadera, Israel Chemicals Ltd., as well as against the Israel Corporation Ltd., Mr. Idan Ofer and Mr. Ehud Angel (hereinafter - "the motion"). The subject of the motion is the gas purchase transactions of ORL, Israel Chemicals Ltd., Rotem, Hadera (hereinafter - the "Group Companies"), including their inter-company aspects, which include: (1) a transaction of the Group Companies for the purchase of natural gas from Tamar Partners (for further details, see Note 27.G.); and (2) transactions of the Group Companies for the purchase of natural gas from Energean (for further details, see Note 27.G.). As for the transaction with Energean, in essence, the plaintiff contends that beyond the transaction of the Group Companies with a third party (i.e., Energean), a transaction is required among the Group Companies themselves regarding distribution of the economic benefits achieved in the joint negotiations in a manner that suits the purchasing and bargaining power of each of the Group Companies. The plaintiff contends that the alleged absence of such an inter-company transaction (or the alleged absence of a proper procedure regarding distribution of the benefit) discriminates against ORL (is not at market terms on an inter-company dimension) and that ORL is not receiving its share in the economic benefits in view of its large purchasing power and its contribution to the negotiations with Energean (inter alia, in view of the fact that the transaction was made at similar prices for the Group Companies.) The main remedies for which the plaintiff is petitioning in relation to the Energean deal are a number of declarative and financial measures, and inter alia, performing an inter-company process that will reflect the differences in purchasing power between the companies.

With respect to the Tamar transaction, the petitioner claims that the Tamar transaction was not approved by ORL as required and raises additional allegations regarding this transaction, including the question of it being beneficial to ORL and at market terms; with respect to the Tamar transaction, declaratory remedies and compensatory remedies were requested for ORL and/or a refund of the amounts of the benefits that the Company and the other parties to the transaction allegedly received, at the expense of ORL, with an additional requested coefficient.

In light of the preliminary stage of the motion, the Group and its legal advisors are unable to estimate the chances of success of the motion, the claim and the expectation, if such exists, of a negative cash flow. Therefore, no provision has been made in the financial statements of the Company or of Rotem with regard to the motion.